FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 25, 2008

On June 2, 2008, the registrant issued a Notice of Convocation of the Ordinary General Meeting of Shareholders to be held on June 25, 2008 to its shareholders. Attached is an English translation of such notice. The consolidated financial information of the registrant and that of its subsidiary, NTT DoCoMo, Inc., included in the attached notice were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, included in the press release, and the supplemental data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The English translation includes additional information relating to differences in corporate governance from practices required of U.S. domestic companies that is not in the Japanese original

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: June 2, 2008

NOTICE OF CONVOCATION OF

THE 23RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT

GRAND PRINCE HOTEL NEW TAKANAWA, TOKYO, JAPAN

ON JUNE 25,2008, AT 10:00 A.M.

(This is a translation of the original notice

in Japanese mailed on June 2, 2008, to shareholders in Japan.)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

TOKYO, JAPAN

June 2, 2008

To the Shareholders

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan

Satoshi Miura

Representative Director and President

NOTICE OF CONVOCATION OF

THE 23RD ORDINARY GENERAL MEETING

OF SHAREHOLDERS

You are hereby notified that the 23rd Ordinary General Meeting of Shareholders will be held as stated below. Your attendance is respectfully requested.

In the event you are unable to attend, it is possible to exercise your voting rights in writing by submitting the voting right exercise form via mail or via electronic means, including the Internet, etc. You are requested to study the attached reference documents and exercise your voting rights by the end of business day (5:30 PM) on Tuesday, June 24, 2008. (The website is readable in Japanese only and not available for ADR Holders.)

[Voting via mail]

Please indicate your approval or disapproval on the resolutions on the enclosed voting right exercise form and return it to the Company so that it arrives before the deadline indicated above.

[Voting via electronic means (the Internet, etc.)]

Please access the designated website for shareholder voting (http://www.web54.net) using the “Voting Code” and “Password” given on the enclosed voting right exercise form, and indicate your approval or disapproval on the resolutions by following the instructions on the screen. Institutional investors can utilize the electronic voting platform (the Tokyo Stock Exchange Platform).

Particulars

1. Date and Time:	10:00 a.m. on Wednesday, June 25, 2008

2. Place:	International Convention Center PAMIR
Grand Prince Hotel New Takanawa
13-1, Takanawa 3-chome, Minato-ku, Tokyo

3. Purpose of the Meeting:

Matters to be reported

1.	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and audit results of independent auditors and corporate auditors for the 23rd fiscal year (from April 1, 2007 to March 31, 2008)

2.	Report on the balance sheet, statement of income and statement of shareholders’ equity for the 23rd fiscal year (from April 1, 2007 to March 31, 2008)

Matters to be resolved

First Item	Distribution of Retained Earnings as Dividends

Second Item	Partial Amendment of the Articles of Incorporation

Third Item	Election of twelve Directors

Fourth Item	Election of three Corporate Auditors

4. Other Matters Concerning the Convocation

(1) Duplicate voting via mail or electronic means (via the Internet, etc.) will be handled as follows:

1.	In the case of duplicate voting via mail, the votes on the re-issued voting right exercise form will be considered valid.

2.	In the case of duplicate voting via the Internet, etc., the last vote placed will be considered valid.

3.	In the case of duplicate voting done both via mail and the Internet, etc., the vote received last will be considered valid. If both are received on the same day, the votes placed via the Internet will be considered valid.

(2) If no approval or disapproval is expressed on a resolution, it will be treated as an approval vote for such resolution.

(3) If you wish to diversely exercise your voting rights, please advise us in writing three days prior to the Ordinary General Meeting of Shareholders, stating your reasons therefor.

END

1.	When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.

2.	When exercising your voting rights via the Internet, etc., you are kindly requested to read the postscript information entitled “Exercising your voting rights via the Internet, etc.”.

3.	Any subsequent revisions to the reference documents for the Ordinary General Meeting of Shareholders and attachments hereto will be posted on our website on the Internet (http://www.ntt.co.jp/ir/).

BUSINESS REPORT

(For the Fiscal Year From April 1, 2007 to March 31, 2008)

[This report describes the conditions of the corporate group (NTT Group)

including Nippon Telegraph and Telephone Corporation (NTT).]

I.	Outline of Business of NTT Group

1. Business Progress and Results of NTT Group

(1) Overall Conditions

During the fiscal year ended March 31, 2008, the Japanese economy continued to expand at a moderate pace supported by strong performance in the business sector, but fluctuations in stock and currency exchange markets triggered by the subprime mortgage crisis in the United States and crude oil price trends resulted in weak corporate earnings and flat capital investment. Improvements in employment came to a standstill and cautious views concerning economic recovery are becoming more widespread.

Dramatic changes continue to take place in the telecommunications market environment including the advance of ubiquitous broadband communications and the convergence of services in conjunction with the increased use of IP-based services. In the fixed-line market, optical access services are expanding and the shift from existing fixed-line telephones to optical IP telephony is continuing. In the mobile communications market, the introduction of mobile number portability in the fiscal year ended March 31, 2006 and market entry by new carriers are spurring advanced functionality of handsets and networks as well as fierce price competition.

Under these business conditions, NTT Group worked to expand and increase the use of broadband infrastructure including optical access services to achieve the goals of the NTT Group’s Medium-Term Management Strategy (released November 2004). Specific business activities relating to the FLET’S Hikari optical access service included tie-ups with other companies to expand and improve video services, increased sales of security services to protect against computer viruses and other threats, efforts to provide convenient and high value-added services that customers can use with peace of mind, promotion of connectivity with terminals other than PCs and other measures to expand applications. NTT Group also worked to enhance customer service by reducing lead times from application to the start of services and improving Web-based service application functions. As a result of these efforts, the number of FLET’S Hikari subscriptions reached 8.78 million as of March 31, 2008.

NTT Group worked with firms in a wide range of fields and consumers on field trials for its next-generation network (NGN), one of the foundations of the Medium-Term Management Strategy, to confirm the NGN technologies and identify customer preferences. Based on the results of those trials, the FLET’S Hikari Next commercial service was launched in March 2008 in areas of the Tokyo metropolitan region and Osaka Prefecture. NTT Group also established the Next-Generation Services Joint-Development Forum and began activities to deepen understanding concerning the NGN and to develop and commercially launch services utilizing the NGN with a diverse range of partners.

NTT Group took comprehensive measures to enhance the competitiveness of its FOMA third-generation mobile communications services including expansion of fee plans and services, introduction of new sales models, improvement of network quality, and expansion of the handset lineup. Efforts were also made to expand revenue opportunities by promoting the increased use of credit services and international roaming services. As a result of these efforts, the number of FOMA subscribers reached 43.95 million, as of March 31, 2008.

With regard to services for corporate customers, NTT Group worked to reinforce its marketing capabilities by reorganizing business divisions by customer and industry basis, enhancing its system-engineering (SE) capabilities and providing high value-added solutions. NTT Group also worked with other companies to expand business in growth areas. In addition, the system integration (SI), data center, and network service offerings were strengthened and service territories expanded to accommodate the global business activities of NTT Group’s customers.

As a result of these activities, despite increases in IP/packet communications services revenues from FLET’S Hikari and FOMA and system integration revenues, NTT Group’s consolidated operating revenues were 10,680.9 billion yen for the fiscal year ended March 31, 2008 (a decrease of 0.7% from the previous fiscal year) due to a decline in fixed voice related services revenue. Consolidated operating expenses were 9,376.3 billion yen (a decrease of 2.9% from the previous fiscal year), due to cost reductions and a decrease in operating expenses resulting from the transfer of the substitutional portion of the Employee Pension Fund to the government. Consolidated operating income was 1,304.6 billion yen (an increase of 17.8% from the previous fiscal year), consolidated income before income taxes was 1,322.3 billion yen (an increase of 16.7% from the previous fiscal year), and consolidated net income was 635.2 billion yen (an increase of 31.9% from the previous fiscal year).

Note:	NTT Group’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

In the above prior-year comparisons, the equity method was applied retroactively to past years pursuant to U.S. generally accepted accounting principles for affiliates that newly become subject to application of the equity method as a result of additional share acquisitions during the fiscal year ended March 31, 2008, and calculations were made using prior year figures as adjusted to reflect equity method treatment.

(2)	Review of NTT Group Operations

Nippon Telegraph and Telephone Corporation

In its capacity as a holding company, NTT worked to efficiently develop the businesses of the NTT Group through the planning of overall strategies and redistribution of managerial resources in line with changes in the business environment. While respecting the fundamental basis of independent and autonomous development of NTT Group companies’ respective businesses, where appropriate, NTT exercised its rights as a shareholder and provided NTT Group with suitable advice and intermediary services where appropriate so that NTT Group companies could undertake activities that are in line with the general direction of the NTT Group. Additionally, in order to promote basic research and development activities and use of the results from such activities, NTT provided the results of its research and development to NTT Group companies and continued efforts to plan and promote the commercialization of its fundamental technologies.

Further, pursuant to a resolution of the Board of Directors on November 9, 2007, NTT repurchased 178,698 of its shares for a total price of 94,429,455,000 yen.

[1] Share ownership and exercise of voting rights

While in principle each NTT Group company develops its business independently and autonomously, NTT exercises its rights as a shareholder based on the criterion of whether NTT Group companies are engaged in business activities in line with the general direction of the NTT Group. In connection with the exercise of shareholder rights at the general shareholders meetings of NTT Group companies that took place in the fiscal year ended March 31, 2008, NTT determined that the business practices, financial condition, retained profits, and other conditions of the NTT Group companies during the fiscal year ended March 31, 2007 were properly in line with those of the NTT Group as a whole. In accordance with this determination, NTT voted to approve the proposed disposition of unappropriated retained earnings based on proposals by each of the NTT Group companies as well as the election of directors and other matters. As a result, NTT received 213.2 billion yen in dividends (an increase of 7.3% from the previous fiscal year).

[2] Provision of advice and intermediary services to NTT Group companies

To manage the NTT Group effectively, NTT provided group companies with advice and intermediary services.

Specifically, to carry out the NTT Group’s Medium-Term Management Strategy, in addition to providing advice and intermediary services aimed at developing broadband services and promoting international business, we launched the Next-Generation Services Joint-Development Forum to promote the expansion of services offered by NTT Group companies that utilize the NGN. In compensation for these services, the Company received 19.0 billion yen in group management and administration revenues (a decrease of 3.2% from the previous fiscal year).

[3] Fundamental research and development activities

NTT has conducted research and development focused on basic technologies which will bring about sophisticated networks and new services that support a secure, safe, and convenient broadband and ubiquitous communications community, and has actively developed future-oriented basic technologies.

Through its field trials for the NGN, NTT worked to confirm the technologies for ensuring IP network quality and security, thus supporting one of the world’s first efforts to commercialize next-generation networking. In its development of technology, NTT has taken into consideration compliance with international standards and engaged in proactive efforts to promote the setting of international standards for new technologies, and in doing so contributed to the spread and development of next-generation technologies. In an effort directed towards the realization of services using the NGN, such as IP retransmission of digital terrestrial television broadcasts, NTT has established multicast network distribution technologies and image processing technologies to meet broadcasters’ demands for high quality.

Efforts to commercialize R&D results included the commercial provision by NTT Resonant Inc. of a framework established for a video sharing service that employs information search technology developed by NTT research labs to enable the blocking of obscene or offensive videos and illegal videos that violate copyrights. In addition, NTT actively engaged in the creation of new services in the medical field to help address issues that arise in an aging society. To help prevent high blood pressure and other lifestyle-related conditions, efforts were directed towards the development of a health guidance system that utilizes a framework which allows for the simple network-based collection of such biological information as day-to-day blood pressure and weight, and also towards the realization of health care services that allow patients to receive medical guidance via videophone. In the field of technologies for improving Internet convenience, the experimental site “goo Lab” allows customers to preview, experience and rate new technologies. Among the specific technologies presented at this site was a blog search system in which recent keywords in the news are automatically extracted and arranged on a virtual topographical map, enabling users to carry out a search visually while enjoying blogs that capture their interest.

NTT is pursuing the development of fundamental technologies in line with NTT Group’s long-term business strategies in order to sustain continuous network and business development. Specifically, in efforts directed at the development of a quantum computer having performance capabilities far exceeding those of existing computers, NTT succeeded in the development of the world’s first technology that will lead to the control of single atoms. In addition, in response to calls to eliminate the information gap in mountainous areas and other regions where the broadband infrastructure has not yet reached, NTT developed an ultra-miniature IC chip that makes possible a small, low-cost wireless transmission device capable of high-speed data transmission.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year ended March 31, 2008 were 134.8 billion yen (an increase of 4.6% from the previous fiscal year), and NTT received fundamental research and development revenues of 126.8 billion yen (an increase of 3.9% from the previous fiscal year), as compensation for these research and development activities.

As a result of the above, NTT’s non-consolidated operating revenues for the fiscal year ended March 31, 2008 were 375.7 billion yen (an increase of 4.4% from the previous fiscal year), non-consolidated recurring profit was 217.7 billion yen (an increase of 5.6% from the previous fiscal year), and non-consolidated net income was 195.8 billion yen (an increase of 3.4% from the previous fiscal year).

Nippon Telegraph and Telephone East Corporation (NTT East) and Nippon Telegraph and Telephone West Corporation (NTT West)

NTT East and NTT West took measures to secure solid revenue structures by enhancing and expanding broadband services with a focus on FLET’S Hikari and worked to raise business efficiency.

Specific activities included enhancement of video services such as multi-channel broadcasts and VOD in collaboration with other companies with the objective of increasing the number of FLET’S Hikari customers. NTT East and NTT West also took measures to expand and promote high value-added services such as increasing sales of security services to protect against computer viruses and other threats and launching FLET’S Home Security, a service that enables customers to monitor their homes from remote locations via a mobile phone using network cameras. NTT East and NTT West worked with other companies to encourage connectivity between TV game consoles and FLET’S Hikari and to increase sales by proposing new use scenarios.

With regard to the NGN, in light of the customer preferences identified and results of technological confirmations made through the field trials, in addition to the existing optical access services and optical IP telephone services, in March 2008, NTT East and NTT West launched quality-assured high sound quality telephone services, video phone, Ethernet services and other services for corporate customers on a commercial basis in areas of the Tokyo metropolitan region and Osaka Prefecture.

Measures designed to enhance customer service included the expansion of a system that immediately determines the installation and start of service date when a customer applies for FLET’S Hikari services, and the increased efficiency achieved through expansion of operational systems, in efforts to reduce lead time from application to the start of services. NTT East and NTT West also took active measures to train their IP engineers as a key effort in further promoting the stable operation of broadband services.

To increase business efficiency, NTT East consolidated sites including billing divisions and 116 Centers and increased the use of outsourcing. NTT West supplemented its existing corporate marketing divisions, which focus on larger companies, by establishing the Office Marketing Division at its head office to conduct effective marketing and reinforce proposal-making capabilities targeting small and medium businesses and SOHO business.

On March 13, 2008, the Fair Trade Commission determined that certain advertising implemented from July to October 2007 for the “Dial 104” service, which directly connects callers to the 104 directory information service to the requested number, violated Article 4, Paragraph 1, Item (2) of the Law for the Prevention of Unreasonable Premiums and Misrepresentation concerning Products and Services and issued a retraction order. NTT East and NTT West would like to apologize sincerely for the concern and inconvenience that they caused to customers and other related parties. They will implement thorough and appropriate remedial measures and work to continue improving services.

Despite efforts to expand revenue bases through the expansion and improvement of broadband services, revenues from voice related services declined. As a result, during the year under review, NTT East’s operating revenues were 2,002.7 billion yen (a decrease of 2.8% from the previous fiscal year), and those of NTT West were 1,901.2 billion yen (a decrease of 2.6% from the previous fiscal year). Due to such factors as special profits from the transfer of the substitutional portion of the Employee Pension Fund to the government, NTT East had net income of 96.8 billion yen (an increase of 14.9% from the previous fiscal year). Due mainly to the effect of an adjustment in the amount recorded for deferred tax assets, NTT West posted a net loss of 37.7 billion yen.

NTT Communications Corporation (NTT Communications)

NTT Communications took additional measures to provide corporate customers with ICT solutions for management issues, and worked to offer services tailored to the diverse lifestyles and needs of individual customers.

Specific activities included the reorganization of structures for the provision of services to corporate customers according to business type and industry, bolstering of SE functions, promotion of consulting services tailored to customer business formats, and the provision of high added-value solutions. NTT Communications also strengthened its product lineup by becoming the first provider in Japan to offer a 40 Gbps service through GIGASTREAM, a high-quality, high-reliability, next-generation dedicated line service.

In its global business, NTT Communications collaborated with a local firm in Shanghai to launch a high-quality, high-reliability premium data center, and established a joint venture company with a local carrier in Vietnam to develop the data center business in Vietnam. NTT Communications worked to expand its service territories, and became the first Japanese telecommunications carrier to offer an international IP-VPN service (MPLS type) in the Middle East by starting services in the United Arab Emirates. To address the rapid increase in international traffic volume, NTT Communications engaged in efforts to build more reliable international networks, including reaching an agreement with major carriers in several countries concerning the construction of a new, high-capacity undersea optical cable linking Japan, China, South Korea, Taiwan and the United States.

For individual customers, NTT Communications augmented its marketing of the OCN Hikari with FLET’S optical access service menu, and took other measures to increase sales of its OCN Internet access services. NTT Communications also began offering new services such as the SNS “goo Home,” and expanded the high audio quality MusicOcean music distribution service. NTT Group video distribution services for television were consolidated in NTT Plala Corporation to increase business efficiency and provide more appealing services, and a high-quality video distribution service compatible with the NGN, known as Hikari TV, was launched.

Concerning fixed-line telephone services, NTT Communications continued to offer its Pl@tinum Line low-cost plan for domestic and international calls and calls to mobile phones in response to the needs of a diverse range of customers.

As a result of these efforts, NTT Communications’ operating revenues for the fiscal year under review were 1,154.5 billion yen (an increase of 0.8% from the previous fiscal year). Due to special profits from the transfer of the substitutional portion of the Employee Pension Fund to the government, net income was 62.7 billion yen (an increase of 106.8% from the previous fiscal year).

NTT DATA Corporation (NTT DATA)

During the fiscal year under review, against a backdrop of strong investment in software, particularly in the financial and manufacturing industries, supported by the construction of backbone systems, primarily by financial institutions, and increased investment in compliance-related information systems, NTT DATA shifted the emphasis of its business from “quantity (revenues) to quality (work practices and the value creation business)” and to becoming “number one in customer satisfaction,” as means to gain competitive superiority and answer customer needs.

Specifically, NTT DATA implemented measures to address the main foundations of its medium-term business strategy: marketing reforms, development process reforms, increasing business efficiency group-wide, reviews of unprofitable businesses, growth engines, and development of human resources.

Marketing reforms included adoption and implementation of business improvement plans for individual customers by each division to raise customer satisfaction levels, while development process reforms included reorganization and reinforcement of software engineering-related research and development organizations. As to group-wide business efficiency, employee secondment policies were revised in order to increase competitiveness by promoting the autonomy of group companies and achieve the missions of individual companies. Reviews of unprofitable businesses led to decisions to dissolve certain consolidated subsidiaries and other measures to shift management resources to high-profit businesses as well as further efforts to increase profitability. With regard to growth engines, to reinforce business in the healthcare field, an area that is expected to undergo growth in the future, in addition to establishing a Healthcare Systems Business Unit, NTT DATA formed a business tie-up with a firm that has global technologies relating to clinical trial computerization solutions for the pharmaceutical industry, and promoted services that support the use of IT in clinical testing. Measures to develop human resources included the operation of programs to certify the specialization and qualification levels of individual employees, certification of professional personnel who can plan and implement projects using advanced specialized skills, and measures to train and foster younger employees.

Through these endeavors, NTT DATA engaged in vigorous marketing activities and promoted development of efficient systems geared towards obtaining orders for new systems and launching new services in the public sector, finance, and corporate customer segments. NTT DATA also continued to provide stable services for existing systems. NTT DATA also promoted its international business activities by enhancing its IT support services in China, other parts of Asia, the United States, and Europe through the establishment of overseas subsidiaries and acquiring overseas companies so it can support the global business activities of its customers.

As a result of these efforts, NTT DATA’s consolidated operating revenues for the fiscal year under review were 1,074.4 billion yen (an increase of 2.8% from the previous fiscal year). Because of such factors as special losses due to revision of secondment policies, consolidated net income was 30.4 billion yen (a decrease of 39.9% from the previous fiscal year).

NTT DoCoMo, Inc. (NTT DoCoMo)

Due to the impact of the start of mobile number portability in the fiscal year ended March 31, 2006 and other factors, competition continues to intensify. In response, NTT DoCoMo has worked to enhance its overall competitiveness through comprehensive measures from a “customer-oriented perspective” such as providing user-friendly fees and services, raising network quality, and enhancing and expanding its handset lineup.

User-friendly fees and services include new discount services such as Fami-wari MAX50, Hitori Demo 50, and Office Wari MAX 50. NTT DoCoMo also introduced a new sales model that allows customers to choose one of two programs-the Value Course or the Basic Course-when purchasing the FOMA905i series and later eligible mobile phone handsets.

Measures to raise network quality included service area improvements finely tuned to customer requests and installation of additional facilities to increase communications capacity. Network speeds were increased by expanding FOMA High-Speed Areas which enables high-speed communications.

NTT DoCoMo reinforced its handset lineup with the introduction of the FOMA905i series, which features new functions including FOMA High Speed, international roaming capability, and a One Segment broadcast reception function, and the FOMA705i series, which boasts a wide variety of designs and functions.

NTT DoCoMo worked to raise revenues from international business by expanding the lineup of handsets that support international roaming services and by increasing countries and territories where international roaming services are available. The company also increased membership in the DCMX credit service using the Osaifu Keitai and installed iD payment terminals in convenience stores in order to expand its credit business.

Although NTT DoCoMo engaged in the above activities under conditions of increasingly fierce competition, NTT DoCoMo’s consolidated operating revenues for the fiscal year under review were 4,711.8 billion yen (a decrease of 1.6% from the previous fiscal year). Consolidated net income was 491.2 billion yen (an increase of 7.4% from the previous fiscal year) due to cost reductions and a decrease in operating expenses resulting from the transfer of the substitutional portion of the Employee Pension Fund to the government.

Note: NTT DoCoMo’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

The NTT Group’s operating revenues and net income for the period under review were as follows:

Company	Operating Revenues (billion yen)	Net Income (billion yen)
Nippon Telegraph and Telephone Corporation	375.7	195.8
Nippon Telegraph and Telephone East Corporation	2,002.7	96.8
Nippon Telegraph and Telephone West Corporation	1,901.2	(37.7)
NTT Communications Corporation	1,154.5	62.7
NTT DATA Corporation (consolidated)	1,074.4	30.4
NTT DoCoMo, Inc. (consolidated)	4,711.8	491.2
Consolidated operating revenues and net income	10,680.9	635.2

Note:	The NTT Group’s consolidated financial statements and NTT DoCoMo’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. External Financing and Capital Investment of the NTT Group

(1) External Financing

The NTT Group raised capital for capital investment and other purposes in the form of long-term funding in the amount of 508.9 billion yen.

The details of long-term funding are as follows :

Category	Amount (billion yen)	Remarks
Bonds and notes	209.9	NTT bonds: 169.9 billion yen
Long-term borrowings from banks	299.0

Total	508.9

Moreover, NTT raised 313.9 billion yen from long-term borrowings from banks for loans to be used for capital investment by NTT East, NTT West, and NTT Communications.

(2) Capital Investment

The NTT Group made a total of 2,128.9 billion yen in consolidated capital investments (a decrease of 4.8% from the previous fiscal year) in response to increased demand for services including optical access services and third-generation mobile communications services.

Capital investment by NTT and its main subsidiaries was as follows :

Company	Capital Investment (billion yen)
Nippon Telegraph and Telephone Corporation	50.3
Nippon Telegraph and Telephone East Corporation	449.1
Nippon Telegraph and Telephone West Corporation	374.4
NTT Communications Corporation	108.1
NTT DATA Corporation (consolidated)	176.8
NTT DoCoMo, Inc. (consolidated)	758.7

3. Issues Facing the NTT Group

Although the Japanese economy has been decelerating, we anticipate a moderate recovery supported by a rally in housing constructions and an increase in exports. However, it is necessary to continue monitoring carefully the uncertainties concerning foreign economies and the international financial markets and the rising prices for energy and raw materials.

In the information and telecommunications market, IP-based networks and ubiquitous broadband communications continue to spread, and the convergence of services, including fixed-mobile convergence and communications-broadcasting convergence, is accelerating. The resulting diversification of customer demands is expected to intensify competition even further.

Under this environment, NTT Group is moving forward with the construction of the next-generation network (NGN) and open connectivity with the networks of other carriers as set forth in its Medium -Term Management Strategy. With “open” and “collaboration” as its key terms, NTT will also continue to collaborate with businesses from a wide range of fields to create and develop new services and new value.

As a specific measure to promote the NGN, commercial service was launched in the Tokyo metropolitan area and Osaka Prefecture in March 2008, and is to be expanded progressively to ordinance-designated cities and prefectural capitals. NTT will expand services that offer convenience through capitalizing on the high quality and highly secure characteristics of the NGN. In promoting the development and commercial launch of new services that utilize the NGN, NTT Group is using forums such as collaborating with a range of partners to create new services, including through the Next-Generation Services Joint-Development Forum.

NTT Group continues to engage in efforts to provide appealing services through the NGN and establish business processes that will allow for accurate and prompt response to customer demands and promote increased use of optical access services.

With respect to FOMA, while increasing customer satisfaction and enhancing customer relationships are its top priorities, NTT Group is taking measures to strengthen its overall competitiveness, including construction of a stable, high-quality network, enhanced after-sales service, introduction of user-friendly rate plans and services, and expansion of its handset lineup. Moreover, the eight regional NTT DoCoMo companies will be consolidated to establish one nationwide company structure, in an effort to integrate and strengthen customer service and increase business efficiency.

In regards to services for corporate customers, NTT Group will make continuous efforts to bolster marketing and development capabilities and offer a variety of solutions. To respond to customer demands relating to, among others, integrated domestic and overseas ICT usage and end-to-end network quality assurance, NTT Group is working with overseas businesses, making a full use of NTT Group’s comprehensive resources and capabilities.

In addition, NTT Group will continue to conduct and develop global businesses tailored to market conditions in each country and region, using its know-how and experience of providing services based on its research and development, such as NGN services.

Also, NTT Group is continuing its efforts to expand business in new fields that do not rely on traffic volumes. The entire group is working together to review business processes and increase business efficiency through consolidation of business sites and outsourcing.

At the same time, NTT will continue to allocate the managerial resources of NTT Group in a proactive and flexible manner, promote unified research and development of fundamental technologies, and otherwise take advantage of the benefits of NTT’s holding company structure. NTT will also provide individual NTT Group companies with advice, intermediary services, and other assistance including support for their efforts to obtain cost-effective financing.

On the research and development front, NTT will continue to focus its efforts on the creation of basic technologies required for the development of advanced networks and new services that will support the development of a secure, dependable and convenient ubiquitous broadband society and will undertake proactive measures regarding basic technologies with a focus towards the future. NTT will promote development geared towards commercialization based on close collaboration among NTT Group companies, so that the fruits of research and development are reflected in its business. NTT Group will also continue to promote the dissemination of the results of basic research and development and to contribute to the standardization of technologies and will actively move forward with research and development activities carried out in collaboration with other research institutions.

Through the activities described above, NTT Group will continue its efforts to develop a rich communication environment through the use of ubiquitous broadband, increase the efficiency of corporate activities, and create new business opportunities, with the objective of improving NTT Group’s corporate value.

[Glossary of Terms]

Explanations of specialist terminology contained in the text are given below.

•	Blog

A website where users can easily post their personal experiences and diaries, and write about specified topics.

•	Broadband

High-speed, high-capacity communications.

•	Ethernet

One of the LAN standards. A widely used network system that has become a standard.

•	FLET’S Hikari

NTT Group’s optical access service. In this report, it refers collectively to B FLET’S and FLET’S Hikari Next provided by NTT East, and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, and FLET’S Hikari Next provided by NTT West

•	FOMA HIGH-SPEED

FOMA’s high-speed data transmission service. When receiving data, maximum transmission speeds of 7.2 Mbps or 3.6 Mbps are possible. The FOMA HIGH-SPEED Area is the service area for FOMA HIGH-SPEED.

•	ICT

Information and communication technology.

•	International Roaming

A service allowing mobile numbers and e-mail addresses used in Japan to be used as-is in service areas of overseas telecommunications businesses.

•	IP (Internet Protocol)

A standard communications protocol used for communications over the Internet

•	IP-VPN

A communications service for creating a virtual private network that third parties cannot access on an IP network for exclusive use by specified parties.

•	Mobile Number Portability

A system that allows mobile phone users to switch mobile phone carrers without changing phone numbers.

•	MPLS (Multi-Protocol Label Switching)

A technology for determining the destination of data by reference only to a mark, known as a “label”, that is attached to transmitted data.

•	Multicast Network Distribution Technology

Technology allowing simultaneous distribution of the same information (content) to multiple recipients (handsets).

•	MusicOcean

NTT Communications’ music distribution service. Abbreviation: MUSICO.

•	One Segment Broadcasts

Terrestrial digital television broadcasts for reception by mobile phones and other portable terminals.

•	Optical Access Services

Super high-speed Internet connection services that provide high speed uplink and downlink connectivity using fiber optics.

•	Outsourcing

Complete entrustment of work to outside specialist businesses.

•	Quantum Computer

A new type of computer that uses quantum mechanics in calculations.

•	SI (System Integration)

The linking together of devices such as computers and internal switchboards to provide services such as the construction, operation, and maintenance of information systems needed by customers in a single package.

•	SNS (Social Networking Service)

A community website where users can introduce each other to friends to increase their number of friends on the Internet.

•	SOHO (Small Office/Home Office)

A small scale business that carries out business activities using the Internet and the like. In this report, it refers collectively to independent business work styles where work is carried out at home or at a small scale office using the Internet and information communication devices by individual entrepreneurs and self-employed individuals not part of a company.

•	Solutions

Identifying issues that customers are facing and providing systems and other means that are capable of resolving them.

•	Ubiquitous

The ability to connect to an information network such as the Internet at any time and from any location.

•	VOD (Video On Demand)

A system for distributing video content upon demand so users can view such content when they want.

Consolidated and Non-consolidated financial results

Fiscal years ended March 31

Consolidated financial results

Operating Revenues

(Billions of yen)

10,805.9
10,741.1
10,760.6
10,680.9
10,000
8,000
6,000
4,000
2,000
0
2005
2006
2007
2008

Operating Income

(Billions of yen)

1,600
1,200
800
400
0
1,211.2
1,190.7
1,107.0
1,304.6
2005
2006
2007
2008

Net Income

(Billions of yen)

714.5
503.1
481.4
635.2
600
450
300
150
0
2005
2006
2007
2008

Non-consolidated financial results

Operating Revenues

(Billions of yen)

400
300
200
100
0
323.2
339.3
359.9
375.7
2005
2006
2007
2008

Operating Income

(Billions of yen)

200
150
100
50
0
143.7
168.7
197.8
209.9
2005
2006
2007
2008

Net Income

(Billions of yen)

455.6
394.0
189.3
195.8
400
300
200
100
0
2005
2006
2007
2008

Note:	1.	Figures for consolidated financial results are rounded off to nearest million yen, while figures for non-consolidated results are rounded off per 1 million yen.

	2.	The equity method was applied retroactively to past years pursuant to U.S. generally accepted accounting principles for affiliates that newly become subject to application of the equity method because of the additional acquisition of shares in the 23rd fiscal year (the fiscal year ended March 31, 2008). In accordance therewith, the figures for NTT Group net income from the 20th fiscal year (the fiscal year ended March 31, 2005) to the 22nd fiscal year (the fiscal year ended March 31, 2007) are the figures after retroactive application of the equity method,

Operating Results

Note:	1.	Number of Hikari IP Phone is calculated by number of thousand channels.

	2.	Number of communication module service subscribers is included in the number of cellular subscribers.

	3.	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2 in1 in principle, and those FOMA subscription are included in the number of FOMA subscribers.

	4.	Number of Telephone Subscriber is the total of individual lines and central station lines. (Subscriber Telephone Light Plan is included)

	5.	Number of ISDN subscribers is the total of INS-Net 64 (including INS-Net 64 and INS-Net 64 Lite Plan) and INS-Net 1500. In terms of number of channels, transmission and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

4. Changes in Assets and Income of the NTT Group and NTT Corporation

(1) Changes in Consolidated Assets and Consolidated Income of the NTT Group

	20th fiscal year, ended March 31, 2005	21st fiscal year, ended March 31, 2006	22nd fiscal year, ended March 31, 2007	23rd fiscal year, ended March 31, 2008
Operating revenues (billion yen)	10,805.9	10,741.1	10,760.6	10,680.9
Income before income taxes (billion yen)	1,723.3	1,302.1	1,132.7	1,322.3
Net income (billion yen)	714.5	503.1	481.4	635.2
Net income per share (yen)	46,173.19	35,145.88	34,829.32	46,107.27
Total assets (billion yen)	19,064.0	18,820.2	18,291.1	18,518.8
Net assets (billion yen)	6,740.3	6,734.4	7,120.8	7,410.8
Net assets per share (yen)	451,163.52	487,226.86	515,263.28	543,361.19

Notes:	1.	The consolidated financial statements of the NTT Group are prepared in accordance with U.S. generally accepted accounting principles.

	2.	Net income per share is calculated based on the average number of shares outstanding during the fiscal year. Net assets per share is calculated based on the number of shares outstanding at the end of the fiscal year.

	3.	The equity method was applied retrospectively to past years pursuant to U.S. generally accepted accounting principles for affiliates that newly become subject to application of the equity method because of the additional acquisition of shares in the 23rd fiscal year (the fiscal year ended March 31, 2008). In accordance therewith, the figures for NTT Group assets and income from the 20th fiscal year to the 22nd fiscal year are the figures after retrospective application of the equity method. Please see the consolidated note charts (P.36 “Matters Relating to Scope of Consolidated Subsidaries and Equity Method Investments. 2. Retrospective application of equity method for an investee”).

•

In the 20th fiscal year, revenues for NTT East, NTT West and NTT Communications continued to decline because of the shrinking fixed-line telephone market, and revenues for NTT DoCoMo declined because of decreases in call charges and the introduction of flat-rate packet transmission fees for i-mode. As a result, consolidated operating revenues were 10,805.9 billion yen. Factors such as NTT DoCoMo’s sale of shares in AT&T Wireless Services, Inc. resulted in consolidated income before taxes of 1,723.3 billion yen and net income of 714.5 billion yen.

•

In the 21st fiscal year, although NTT DATA posted higher revenues as a result of stronger competitiveness in system integration services and NTT Communications recorded higher revenues due to an expansion of IP services, NTT East and NTT West experienced continuing declines in revenues because of the shrinking fixed-line telephone market and NTT DoCoMo posted lower revenues because of fierce competition in services. As a result, consolidated operating revenues were 10,741.1 billion yen, consolidated income before taxes was 1,302.1 billion yen, and consolidated net income was 503.1 billion yen.

•

In the 22nd fiscal year, although revenues for NTT East and NTT West continued to decline because of such factors as the decrease in the number of fixed-line telephone subscriptions, because NTT DATA and NTT Communications posted higher revenues due to an increase in system integration revenues, consolidated operating revenues were 10,760.6 billion yen, consolidated income before taxes was 1,132.7 billion yen, and consolidated net income was 481.4 billion yen.

•	For a review of NTT’s performance in the 23rd fiscal year (the current fiscal year), please see “ 1. Business Progress and Results of NTT Group.”

(2) Changes in Non-Consolidated Business Results and Financial Position of NTT

	20th fiscal year, ended March 31, 2005	21st fiscal year, ended March 31, 2006	22nd fiscal year, ended March 31, 2007	23rd fiscal year, ended March 31, 2008
Operating revenues (billion yen)	323.2	339.3	359.9	375.7
Recurring profit (billion yen)	151.7	171.9	206.2	217.7
Net income (billion yen)	455.6	394.0	189.3	195.8
Net income per share (yen)	29,439.71	27,520.99	13,703.94	14,215.97
Total assets (billion yen)	8,401.4	8,188.8	8,061.3	7,669.1
Net assets (billion yen)	5,170.2	4,946.4	5,035.6	5,015.3
Net assets per share (yen)	346,069.68	357,869.26	364,381.77	367,725.11

Notes:	1.	The non-consolidated financial statements of the NTT Group are prepared in accordance with Japanese generally accepted accounting principles.

	2.	Net income per share is calculated based on the average number of shares outstanding during the fiscal year. Net assets per share are calculated based on the number of shares outstanding at the end of the fiscal year.

•

In the 20th fiscal year, non-consolidated operating revenues totaled 323.2 billion yen, non-consolidated recurring profit was 151.7 billion yen, and non-consolidated net income was 455.6 billion yen. These figures were a result of efforts such as advances in fundamental research and development and dissemination of the results thereof, the exercise of shareholder voting rights in the various NTT Group companies, and advice and intermediary services aimed at realizing more effective management of the NTT Group as set forth in the “NTT Group Medium-Term Management Strategy.”

•

In the 21st fiscal year, non-consolidated operating revenues totaled 339.3 billion yen, non-consolidated recurring profit was 171.9 billion yen, and non-consolidated net income was 394.0 billion yen. These figures were a result of efforts such as advances in fundamental research and development and dissemination of the results thereof, the exercise of shareholder voting rights in the various NTT Group companies, and advice and intermediary services aimed at realizing more effective management of the NTT Group as set forth in the “Promoting the NTT Group Medium-Term Management Strategy” policy document, which provides the roadmap for the construction of a next-generation network and plan for the development of broadband and ubiquitous services that will help realize the NTT Group’s medium-term management strategies.

•

In the 22nd fiscal year, non-consolidated operating revenues totaled 359.9 billion yen, non-consolidated recurring profit was 206.2 billion yen, and non-consolidated net income was 189.3 billion yen. These figures were a result of efforts such as advances in fundamental research and development and dissemination of the results thereof, the exercise of shareholder voting rights in the various NTT Group companies, and advice and intermediary services aimed at realizing more effective management of the NTT Group as set forth in the “NTT Group Medium-Term Management Strategy” such as a review of group structures for upper layer services and for handling corporate customers.

•	For a review of NTT’s performance during the 23rd fiscal year, please see “1. Business Progress and Results of NTT Group.”

5. Main Businesses of the NTT Group

The main businesses of the NTT Group are as follows:

Company	Main Businesses

NipponTelegraph and Telephone Corporation (NTT)	Ownership of shares and exercise of rights as shareholder of Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, NTT Communications Corporation and other NTT Group companies, offering intermediary advice, and other support to NTT Group companies, research into fundamental telecommunications technologies, and the exploration, realization and execution of new business development.

Nippon Telegraph and Telephone East Corporation	Regional telecommunications operations business in the eastern part of Japan.

Nippon Telegraph and Telephone West Corporation	Regional telecommunications operations business in the western part of Japan.

NTT Communications Corporation	Inter-prefectural and international telecommunications services business, Internet-related services business.

NTT DATA Corporation	Data communications systems service business and network system service business.

NTT DoCoMo, Inc.	Mobile phone business.

Note: NTT DoCoMo’s PHS services were terminated on January 7, 2008.

6. Principal Centers of the NTT Group

Nippon Telegraph and Telephone Corporation	Head office 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

R&D facilities Laboratory Groups

[	Cyber Communications Laboratory Group (Kanagawa)	]
Information Sharing Laboratory Group (Tokyo)
Science & Core Technology Laboratory Group (Kanagawa)
Total number of laboratories: 12

Nippon Telegraph and Telephone East Corporation	19-2, Nishi-shinjuku 3-chome, Shinjuku-ku, Tokyo
Nippon Telegraph and Telephone West Corporation	3-15, Banba-cho, Chuo-ku, Osaka
NTT Communications Corporation	1-6, Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo
NTT DATA Corporation	3-3, Toyosu 3-chome, Koto-ku, Tokyo
NTT DoCoMo, Inc.	11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo

7. NTT Group Employment

(1) Number of employees in the NTT Group: 193,831 (a decrease of 5,902 from the end of the previous fiscal year)

(2) Number of employees of NTT and its principal subsidiaries

Company	Number of Employees
Nippon Telegraph and Telephone Corporation	2,890
Nippon Telegraph and Telephone East Corporation	5,840
Nippon Telegraph and Telephone West Corporation	5,818
NTT Communications Corporation	8,532
NTT DATA Corporation (Consolidated)	23,080
NTT DoCoMo, Inc. (Consolidated)	22,100

Note:	In addition to the employees indicated above, the East regional subsidiaries (prefectural companies and administrative companies) employ approximately 37,850 persons, and the West regional subsidiaries (regional companies and the marketing, facility, and administrative companies) employ approximately 48,150 persons. The number of employees of subsidiaries includes approximately 1,200 East regional subsidiary employees and approximately 1,650 West regional subsidiary employees who will resign from the company at the end of the fiscal year and will be rehired in the new fiscal year.

8. Principal Subsidiaries

Company	Capitalization	NTT’ s equity ownership percentage (%)	Main business activities
Nippon Telegraph and Telephone East Corporation	JP¥335,000 million	100.0	As described under “5. Main Businesses of the NTT Group”
Nippon Telegraph and Telephone West Corporation	JP¥312,000 million	100.0	As described under “5. Main Businesses of the NTT Group”
NTT Communications Corporation	JP¥211,763 million	100.0	As described under “5. Main Businesses of the NTT Group”
NTT DATA Corporation	JP¥142,520 million	54.2	As described under “5. Main Businesses of the NTT Group”
NTT DoCoMo, Inc.	JP¥949,679 million	64.8	As described under “5. Main Businesses of the NTT Group”
Verio Inc.	US$7,237.24 million	0 (100)	Provision of Internet solution services in North America
NTT Urban Development Co.	JP¥48,760 million	67.3	Real estate leasing and sale
NTT America, Inc.	US$368.25 million	0 (100)	Provision of Arcstar services in North America
NTT DoCoMo Kansai, Inc.	JP¥24,458 million	0 (100)	Cellular telecommunications services
DoCoMo interTouch Pte. Ltd.	US$216.00 million	0 (100)	High-speed Internet connection service for hotels
NTT DoCoMo Tokai, Inc.	JP¥20,340 million	0 (100)	Cellular telecommunications services
NTT Comware Corporation	JP¥20,000 million	100	Development, production, operation and maintenance of information communications systems and software
NTT Resonant Inc.	JP¥20,000 million	0 (100)	Development and provision of video communications services, development and provision of broadband portal services
NTT DATA EUROPE GmbH&Co. KG	EU€117.83 million	0 (100)	Management of European subsidiaries
NTT EUROPE LTD.	UK£92.62 million	0 (100)	Provision of Arcstar services in Europe
NTT DoCoMo Kyushu, Inc.	JP¥15,834 Million	0 (100)	Cellular telecommunications services
NTT DoCoMo Hokkaido, Inc.	JP¥15,630 Million	0 (100)	Cellular telecommunications services
NTT DoCoMo Tohoku, Inc.	JP¥14,981 Million	0 (100)	Cellular telecommunications services
NTT DoCoMo Chugoku, Inc.	JP¥14,732 million	0 (100)	Cellular telecommunications services
NTT AUSTRALIA PTY. LTD.	AU$218.73 million	0 (100)	Provision of Arcstar services in Australia
NTT Facilities, Inc.	JP¥12,400 million	100	Design, management, and maintenance of buildings, equipment, and electric power facilities

Notes:	1.	The equity ownership percentages are calculated exclusive of the number of treasury stock each company owns. The figures in parentheses represent the equity ownership percentages of NTT through its subsidiaries.

	2.	NTT has 476 consolidated subsidiaries including those above, and 89 companies are accounted for by the equity method.

	3.	NTT’ s equity ownership percentage of NTT DoCoMo increased from 63.4% to 64.8% as a result of the buy-back of 965,666 shares by NTT DoCoMo.

9. Acquisitions by NTT Group of Shares of Other Companies

To strengthen ties and jointly develop services and technologies with Philippine Long Distance Telephone Company (PLDT), a Philippines telecommunications enterprise, and its subsidiary Smart Communications, Inc., NTT DoCoMo made an additional investment in PLDT and acquired shares thereof. The amount of the additional investment made during the fiscal year ended March 31, 2008 was 91.4 billion yen, giving NTT DoCoMo an equity stake in PLDT of 14.17%.

Including the PLDT shares held by NTT Communications, NTT Group now has an equity stake in PLDT of 20.86%, making PLDT a company accounted for by the equity method.

Note: Equity ownership percentages are calculated exclusive of the number of treasury stock of PLDT.

10. Principal Lenders and Borrowings Outstanding of the NTT Group

Lender	Borrowings Outstanding (billion yen)
Development Bank of Japan	236.8
Nippon Life Insurance Company	169.0
Meiji Yasuda Life Insurance Company	150.2
Mizuho Corporate Bank, Ltd.	136.9
Sumitomo Mitsui Banking Corporation	132.3
The Bank of Tokyo-Mitsubishi UFJ, Ltd	129.6
Sumitomo Life Insurance Company	127.0
The Dai-ichi Mutual Life Insurance Company	114.5
Mitsubishi UFJ Trust and Banking Corporation	80.8
National Mutual Insurance Federation of Agricultural Cooperatives	79.5

II. Shares and Shareholders

(1)	Total number of shares authorized to be issued by NTT: 61,929,209 shares

(2)	Total number of shares issued: 15,741,209 shares (including 2,102,470.82 shares of treasury stock)

(3)	Number of shareholders at end of fiscal year ended March 31, 2008 (including holders of fractional shares): 1,333,436

(4)	Principal Shareholders

Shareholder	Number of Shares Held	Equity Ownership Percentage (%)
The Minister of Finance	5,306,833.26	38.91
Moxley and Company	709,730.00	5.20
Japan Trustee Services Bank, Ltd. (Trust Account)	487,392.00	3.57
The Master Trust Bank of Japan, Ltd. (Trust Account)	383,845.00	2.81
State Street Bank and Trust Company	134,852.00	0.99
State Street Bank and Trust Company 505103	131,017.00	0.96
NTT Employee Share-Holding Association	130,956.22	0.96
State Street Bank and Trust Client Omnibus Account OM02	129,552.00	0.95
Japan Trustee Services Bank (Trust Account 4)	122,073.00	0.90
The Sumitomo Trust & Banking Co., Ltd. (Trust Account B)	96,874.00	0.71

Notes:	1.	NTT’s holdings of 2,102,470.82 shares of treasury stock are not included in the above figures.

	2.	Equity ownership percentages do not include treasury stock.

III. Corporate Officers

1. Directors and Auditors

Position	Name	Area(s) of responsibility or principal occupation

Director and Chairman	Norio Wada

Representative Director and president	Satoshi Miura	Chief Executive Officer

Representative Directors and Senior Executive Vice Presidents	Tsutomu Ebe	Director of Corporate Business Strategy Division, in charge of business strategy, and Chief Financial Officer

	Noritaka Uji	In charge of technical strategy, and Chief Technology Officer, and Chief Information Officer

	Kaoru Kanazawa	In charge of risk management and international standardization, and Chief Compliance Officer

Directors and Executive Vice Presidents	Shin Hashimoto	Director of Technology Planning Department, Executive Manager of Corporate Business Strategy Division Director, NTT Comware

	Hiroo Unoura	Director of Corporate Strategy Planning Department, Executive Manager of Corporate Business Strategy Division Director, NTT West

Director	Kiyoshi Kosaka	Director of General Affairs Department Director, NTT East

	Takashi Hanazawa	Director of Research and Development Planning Department

	Toshio Kobayashi	Director of Finance and Accounting Department

	Takashi Imai	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation

	Yotaro Kobayashi	Chief Corporate Advisor of the Board, Fuji Xerox Co., Ltd.

Full-time Corporate Auditors	Johji Fukada

Susumu Fukuzawa

Corporate Auditors	Yasuchika Negoro	Lawyer Chairman, Nippon Professional Baseball Organization

	Masamichi Tanabe	Corporate Auditor, NTT Facilities

	Shigeru Iwamoto	Certified Public Accountant

Notes:	1.	Mr. Takashi Imai and Mr. Yotaro Kobayashi are outside directors as provided by Article 2, Item 15 of the Corporation Law.

	2.	Mr. Johji Fukada, Mr. Yasuchika Negoro, and Mr. Shigeru Iwamoto are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.

	3.	Corporate Auditor Susumu Fukuzawa has experience in NTT’s accounting division and Corporate Auditor Shigeru Iwamoto is a certified public accountant. Both have extensive knowledge concerning finance and accounting matters.

2. Policies Concerning and Total Compensation of Directors and Auditors

(1) Policies

In regard to matters concerning the compensation of directors, in order to improve objectivity and transparency, NTT established the Appointment and Compensation Council, comprised of four directors, including two outside directors, and such matters are decided by the board of directors after deliberation by this council.

Compensation of directors (excluding outside directors) consists of a base salary and a bonus. The base salary is paid monthly on the basis of the scope of each director’s roles and responsibilities. The bonus is paid taking into account the company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of NTT shares through the Director Shareholders Association, to encourage a medium term perspective. Purchased shares are owned by the directors during their terms of office.

In order to maintain a high level of independence, compensation of outside directors consists of a base salary only, and is not linked to corporate performance.

Compensation of corporate auditors is determined by resolution of the Board of Corporate Auditors and consists of a base salary only, for the same reasons as those cited above with respect to outside directors.

(2) Total compensation of directors and auditors

Position	Number of Persons	Total Compensation (million yen)
Director	12	497
Corporate Auditor	5	110

Total	17	607

Notes:	1.	Upper limits on total compensation of directors and corporate auditors were set at 750 million yen annually for directors and 200 million yen annually for corporate auditors at the 21st annual general shareholders meeting held on June 28, 2006.

	2.	Total compensation of directors includes 87 million yen in bonuses for the current fiscal year.

	3.	In addition to the above, 9 million yen was paid to directors who are also employees, as bonuses for their service as employees.

3. Outside Directors and Auditors

(1) Principal concurrent positions of outside directors and auditors

Position	Name	Concurrent Position	Company
Outside Directors	Takashi Imai	Outside director Outside director Outside corporate auditor	Japan Securities Finance Co., Ltd. Nippon Television Network Corporation Nippon Life Insurance Company
	Yotaro Kobayashi	Outside director	Sony Corporation

Outside Corporate Auditors	Yasuchika Negoro	Outside corporate auditor Outside corporate auditor	Dai Nippon Printing Co., Ltd. DENTSU INC.

	Shigeru Iwamoto	Commissioner	Central Union of Agricultural Co-operatives

(2) Principal Activities of Outside Directors and Auditors

[1] Attendance at Board of Directors Meetings and Board of Corporate Auditors Meetings

		Board of Directors Meetings		Board of Corporate Auditors Meetings
Position	Name	Number of Meetings Attended	Attendance Rate	Number of Meetings Attended	Attendance Rate
Outside Directors	Takashi Imai	12/13	92%	—	—
	Yotaro Kobayashi	10/13	77%	—	—

Outside Corporate Auditors	Johji Fukada	13/13	100%	20/20	100%
	Yasuchika Negoro	9/13	69%	19/20	95%
	Shigeru Iwamoto	13/13	100%	20/20	100%

[2] Statements by directors and corporate auditors

From his perspective as an industry leader with extensive experience, Director Takashi Imai made comments mainly concerning business planning and NTT Group’s Medium-Term Management Strategy.

From his perspective as an industry leader with extensive experience, Director Yotaro Kobayashi made comments mainly concerning group management strategies and international business.

Corporate Auditor Johji Fukada made comments concerning the execution of work duties by corporate auditors mainly from the perspective of complying with applicable law and the Articles of Incorporation.

Corporate Auditor Yasuchika Negoro made comments concerning efforts to develop an internal control system mainly from his professional perspective as a lawyer.

Corporate Auditor Shigeru Iwamoto made comments concerning the importance of strengthening ties with independent auditors with respect to handling internal control measures for financial reporting, mainly from his professional perspective as a certified public accountant.

(3) Indemnity agreements

NTT has concluded agreements with outside directors and outside corporate auditors to limit their personal liability as provided in Article 423, Paragraph 1 of the Corporation Law in accordance with Article 427, Paragraph 1 of that law. The limitation of liability is the amount permitted by the Corporation Law.

(4) Total compensation of outside directors and auditors

	Number of directors and auditors	Total Compensation (million yen)
Total compensation of outside directors and auditors	5	91

Notes:	The total compensation of the above outside directors and auditors is included in “2.(2) Total compensation of directors and auditors.”

IV. Independent Auditors

(1) Name of independent auditor

KPMG AZSA & Co.

Notes:	At NTT’s 21st annual general shareholders meeting held on June 28, 2006, in addition to KPMG AZSA & Co., NTT elected MISUZU Audit Corporation as an independent auditor effective as of September 1, 2006, but MISUZU Audit Corporation resigned at its own request at the conclusion of NTT’s 22nd annual general shareholders meeting held on June 28, 2007.

(2) Compensation to independent auditor during the fiscal year ended March 31, 2008

Independent Auditor	Compensation
KPMG AZSA & Co.	¥239 million

Notes:	The audit engagement agreements between NTT and the independent auditor do not distinguish between compensation for audits performed pursuant to the Corporation Law and compensation for audits performed pursuant to the Financial Instruments and Exchange Law, and since it is not practically possible to make such a distinction, the above amounts are total figures for both audits.

This does not apply to MISUZU Audit Corporation, a former independent auditor.

(3) Total monetary and other financial benefits payable by NTT and its subsidiaries

Independent Auditor	Amount
KPMG AZSA & Co.	¥1,947 million

Notes:	1.	In addition to the above, ¥290 million was paid to MISUZU Audit Corporation, a former independent auditor.

	2.	Of NTT’s principal subsidiaries, DoCoMo interTouch Pte.Ltd. is audited by KPMG; NTT DATA EUROPE GmbH&Co. KG is audited by KPMG Deutsche Treuhand–Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft; NTT Europe Ltd. is audited by KPMG LLP; and NTT AUSTRALIA PTY. LTD. is audited by KPMG Australia.

(4) Policies concerning decisions to discharge or not reappoint independent auditor

In the event that the circumstances set forth in any of the items of Article 340, Paragraph 1 of the Corporation Law apply to the independent auditor, the independent auditor may be discharged by a unanimous resolution of the Board of Corporate Auditors.

In addition, if the Board of Directors determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the general shareholders meeting that the independent auditor be discharged or that the independent auditor not be reappointed.

V. Content and Overview of Resolutions Concerning Maintenance of Structures to Ensure the Propriety of NTT’s Business

The Board of Directors has adopted a basic policy for the maintenance of internal control systems for the NTT Group. An overview of this basic policy is set out below.

Basic Policies Concerning the Maintenance of Internal Control Systems

I. Basic Approach on the Maintenance of Internal Control Systems

1.	NTT will maintain a system of internal controls including measures for the prevention and minimization of losses, with the objectives of ensuring compliance with legal requirements, managing risks, and achieving proper and efficient business operations.

2.	NTT has established an Internal Control Office to oversee the establishment and maintenance of internal control rules and systems. The Internal Control Office will evaluate the effectiveness of the internal control system based on audit reviews and audits regarding high risk matters affecting the entire NTT Group, and will implement necessary corrective measures and improvements.

3.	NTT will also take appropriate measures to ensure the reliability of its system of internal controls for financial reporting based on the US Public Company Accounting Reform and Investor Protection Act of 2002 (Sarbanes-Oxley Act) and the Financial Instruments and Exchange Law.

4.	As the chief executive officer, the president will be responsible for ensuring the establishment, maintenance and operation of the system of internal controls.

II. Development of the Internal Control Systems

1. Systems to ensure that the performance of duties by directors and employees conform with laws and regulations and NTT’s Articles of Incorporation

NTT has implemented the following measures with the objective of ensuring that its business is conducted in compliance with applicable laws and in accordance with high ethical standards:

(1)	Employment rules and regulations require employees to adhere faithfully to applicable laws, regulations and official notices, and to devote all their energies to the performance of their duties so that business activities may be carried out appropriately and effectively.

(2)	NTT adopted the NTT Group Corporate Ethics Charter setting forth specific conduct guidelines concerning corporate ethics for all NTT Group officers and employees.

(3)	A Corporate Ethics Committee chaired by a senior executive vice president was established to clarify the structure of responsibilities for corporate ethics, including developing and promoting corporate ethics within the organization, raising awareness concerning compliance, maintaining corporate discipline, and conducting investigations concerning reports of misconduct.

(4)	An internal helpline was established to foster a more open corporate culture and provide a forum for personnel to report and consult on internal ethics issues. In addition, an external group-wide Corporate Ethics Helpline staffed by attorneys was created for personnel to report and receive consultation on ethical issues.

(5)	Corporate ethics training is conducted as part of continuous educational activities for officers and employees. In addition, corporate ethics awareness surveys are conducted to improve and reinforce internal checks.

2.	Regulations and other systems concerning business risk management

NTT takes the following measures to manage business risks appropriately:

(1)	NTT established a Business Risk Management Committee, headed by a senior executive vice president, to clarify responsibilities concerning management of business risks and to perform crisis management in response to new business risks affecting corporate operations.
(2)	NTT also formulated a Business Risk Management Manual with the goal of promoting a unified risk management system for the entire NTT Group focusing on preventing and preparing for risks, and positioning the NTT Group to respond appropriately and rapidly as risks materialize.

3.	Systems for ensuring that directors perform their duties efficiently

NTT has taken the following measures to ensure that its business activities are managed efficiently through appropriate allocation of responsibilities among directors and maintaining an appropriate oversight structure to monitor such matters.

(1)	NTT has adopted organizational rules governing the functions and operations of internal organizational groups, and responsibility regulations setting forth the allocation of responsibilities among the various organizational groups.

(2)	NTT has adopted Board of Directors Regulations governing the function and responsibilities of the Board of Directors. In principle, the Board of Directors holds meetings once each month, and is responsible for decisions on important matters pertaining to management on the basis of applicable laws and regulations, business judgment principles, and other considerations including the duty of care of a good manager. Directors report regularly to the full Board of Directors concerning the status of implementation of their duties.

(3)	The Board of Directors includes outside directors with independent perspectives to reinforce the oversight function for ensuring the impartial performance of duties.

(4)	As a holding company that oversees and coordinates the NTT Group, NTT has established executive committees and subcommittees for the purpose of considering and deciding important matters pertaining to the management of NTT and the NTT Group, with the objective of promoting efficient and effective group management.

4.	Systems for custody and management of information relating to the performance of duties by directors

NTT has adopted the following measures to facilitate appropriate and efficient conduct of business activities through the proper management of information relating to the performance of duties by directors.

(1)	NTT has adopted document retention regulations and rules on information security setting forth matters necessary for the management of documents (including related materials and information recorded on electronic media; referred to as “Documents”) and other information.

(2)	Documents shall be retained for the periods required by law and as necessary for business operations.

5.	Systems for ensuring the propriety of the business activities of the NTT Group

NTT has adopted the following measures to ensure that transactions among NTT Group companies are conducted appropriately and in compliance with applicable laws and regulations, and to ensure appropriate business conduct by the NTT Group, thus contributing to the growth and development of the NTT Group.

(1)	Develop communications systems for notifying the parent company in emergency situations.

(2)	Conduct employee education and training to prevent scandals or misconduct.

(3)	Establish systems concerning information security and the protection of personal information.

(4)	Require NTT Group companies to report regularly to the parent company on their financial condition.

(5)	Audits of NTT Group companies by the parent company’s internal audit division.

6.	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors

NTT has adopted the following measures with respect to employees who assist corporate auditors in the performance of their duties to ensure the effective performance of audits by the auditors:

(1)	The Auditors’ Office was established as an integral part of NTT’s corporate organization under the Corporation Law. The Auditors’ Office is staffed with dedicated personnel who work full time in assisting the corporate auditors in the performance of their duties.

(2)	Personnel assigned to the Auditor’s Office perform their responsibilities at the instruction and direction of the corporate auditors.

(3)	Decisions concerning matters such as transfer of personnel assigned to the Auditor’s Office, evaluations of such personnel and similar matters are made with due regard for the opinion of the Board of Corporate Auditors.

7.	Systems for reporting to corporate auditors by directors and employees and systems for ensuring the effective implementation of audits by auditors

To ensure that audits by the corporate auditors are carried out effectively, NTT has adopted the following measures concerning reporting to the corporate auditors by directors and employees with regard to important matters relating to the performance of their duties:

(1)	Directors and other personnel report the following matters concerning the performance of their duties:

(a)	Matters resolved at executive management meetings;

(b)	Matters that cause or may cause substantial damage to the company;

(c)	Monthly financial reports;

(d)	The status of internal audits;

(e)	Matters that pose a risk of violation of applicable law or the Articles of Incorporation;

(f)	The status of reporting to helplines;

(g)	Other material compliance matters.

(2)	Representative directors, accounting auditors, and internal control divisions report to and exchange ideas and opinions with corporate auditors periodically and at other times as necessary upon request from the corporate auditors.

(3)	Corporate auditors may attend meetings of the Board of Directors and other important meetings.

(4)	Corporate auditors may contract independently with and seek advice from external experts with respect to the performance of audit operations.

Note:	Figures in this business report that are compiled in accordance with Japanese generally accepted accounting principles are rounded down to the nearest unit. Figures compiled in accordance with U.S. generally accepted accounting principles are rounded to the nearest unit.

CONSOLIDATED BALANCE SHEET

(At March 31,2008)

[Millions of yen)
ASSET
CURRENT ASSETS
Cash and cash equivalents	1,169,566
Short-term investments	17,566
Notes and accounts receivable, trade	1,843,468
Allowance for doubtful accounts	(36,286)
Inventories	343,978
Prepaid expenses and other current assets	375,661
Deferred income taxes	276,178

TOTAL CURRENT ASSETS	3,990,131

PROPERTY, PLANT AND EQUIPMENT
Telecommunications equipment	14,699,272
Telecommunications service lines	13,701,735
Buildings and structures	5,792,345
Machinery, vessels and tools	1,761,348
Land	1,078,118
Construction in progress	301,722
Accumulated depreciation	(26,948,961)

NET PROPERTY, PLANT AND EQUIPMENT	10,385,579

INVESTMENTS AND OTHER ASSETS
Investments in affiliated companies	416,140
Marketable securities and other investments	347,899
Goodwill	427,888
Other intangibles	1,384,311
Other assets	959,096
Deferred income taxes	607,735

TOTAL INVESTMENTS AND OTHER ASSETS	4,143,069

TOTAL ASSETS	18,518,779

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term borrowings	568,068
Current portion of long-term debt	659,598
Accounts payable, trade	1,492,450
Accrued payroll	466,689
Accrued interest	11,809
Accrued taxes on income	234,074
Accrued consumption tax	36,074
Advances received	98,261
Other	344,886

TOTAL CURRENT LIABILITIES	3,911,909

LONG-TERM LIABILITIES
Long-term debt	3,416,740
Obligations under capital leases	60,488
Liability for employees’ retirement benefits	1,294,813
Other	560,070

TOTAL LONG-TERM LIABILITIES	5,332,111

Minority interest in consolidated subsidiaries	1,863,998

SHAREHOLDERS’ EQUITY
Common stock	937,950
Additional paid-in capital	2,841,079
Retained earnings	4,663,296
Accumulated other comprehensive income (loss)	(26,428)
Treasury stock	(1,005,136)

TOTAL SHAREHOLDERS’ EQUITY	7,410,761

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,518,779

Note:	Amounts are rounded off to nearest million yen.

CONSOLIDATED STATEMENT OF INCOME

(from April 1, 2007 to March 31, 2008)

(Millions of yen)
Operating revenues:
Fixed voice related services	2,831,138
Mobile voice related services	2,739,832
IP/packet communications services	2,567,440
Sales of telecommunications equipment	653,499
System integration	1,156,997
Other	731,985
Total operating revenues	10,680,891
Operating expenses:
Cost of services (exclusive of items shown separately below)	2,419,148
Cost of equipment sold (exclusive of items shown separately below)	1,262,789
Cost of system integration (exclusive of items shown separately below)	794,867
Depreciation and amortization	2,161,878
Impairment loss	5,032
Selling, general and administrative expenses	3,047,236
Write-down of goodwill and other intangible assets	2,888
Gain on transfer of the substitutional portion of the Employee Pension Fund	(317,556)
Total operating expenses	9,376,282
Operating income	1,304,609

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(63,775)
Interest income	24,495
Other, net	56,962
Total other income and expenses	17,682

Income (loss) before income taxes	1,322,291
Income tax expense (benefit)	520,777
Current	377,065
Deferred	143,712
Income (loss) before minority interest and equity in earnings (losses) of affiliated companies	801,514
Minority interest in consolidated subsidiaries	197,384
Equity in earnings (losses) of affiliated companies	31,026
Net income (loss)	635,156

Note:	Amounts are rounded off to nearest million yen.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(from April 1, 2007 to March 31, 2008)

(Millions of yen)
Common Stock
At beginning of year	937,950

At end of year	937,950

Additional paid-in capital
At beginning of year	2,844,103
Other	(3,024)

At end of year	2,841,079

Retained earnings
At beginning of year	4,145,608
Cash dividends	(117,468)
Net income	635,156

At end of year	4,663,296

Accumulated other comprehensive income (loss)
At beginning of year	102,529
Other comprehensive income (loss)	(128,957)

At end of year	(26,428)

Treasury stock
At beginning of year	(909,422)
Net change in treasury stock	(95,714)

At end of year	(1,005,136)

Shareholders’ equity at end of year	7,410,761

Comprehensive income
Net income	635,156
Other comprehensive income (loss)	(128,957)

Total comprehensive income	506,199

Note:	Amounts are rounded off to nearest million yen.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Basic Requirements for Preparation of Consolidated Financial Statements

Significant Accounting Policies

1.	Standards for preparation of consolidated financial statements

Pursuant to the provisions of Article 148, Paragraph 1 of the Corporate Calculation Regulations, NTT’ consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. However, certain statements and notes required by U.S. generally accepted accounting principles in accordance with that paragraph are omitted.

2.	Marketable securities

Statement of Financial Accounting Standards (hereafter “SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities” is applied.

(1)	Securities held to maturity

Amortized cost method

(2)	Available-for-sale securities

The securities whose fair values are readily determinable are stated at fair value as of the balance sheet date with unrealized gains and losses directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving average method.

3.	Inventories

Inventories consist of telecommunications equipment to be sold, projects in progress, and materials and supplies. Telecommunications equipment to be sold and materials are stated at cost, not in excess of market value, with cost being determined on a first-in first-out basis. Projects in progress, which mainly relate to software production based on contracts with customers, are stated at the lower of cost or estimated realizable value. Supplies are valued at cost, not in excess of market value, with cost being determined by the average cost method or by the specific identification method.

4.	Depreciation and amortization

(1)	Property, plant, and equipment

Declining-balance method, with the exception of buildings, for which the straight-line method is used.

(2)	Goodwill and other intangible assets

Straight-line method with the exception that, in accordance with SFAS No.142 “Goodwill and Other Intangible Assets,” goodwill and intangible assets whose useful life cannot be determined are not amortized, but are tested for impairment once or more each year.

5.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated uncollectible amounts are accrued, for general claims, on the basis of historical bad-debt ratios, and for specific claims including doubtful accounts, on the basis of their recoverability.

(2)	Liability for employees’ retirement benefits

In accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and SFAS No.158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” benefit obligations and plan assets are estimated and accrued as of year-end to provide for employees’ retirement benefits. If the actuarial net gain or loss exceeds 10% of the larger of benefit obligations or the fair value of plan assets, it is amortized from the following fiscal year on a straight-line basis over the average remaining service periods at the time of recognition. Prior service cost is amortized from the time of recognition on a straight-line basis over the average remaining service periods at the time of recognition.

6.	Consumption taxes

Consumption taxes are accounted for separately by excluding them from each transaction amount.

Matters Relating to Scope of Consolidated Subsidiaries and Equity Method Investments

1.	Matters relating to scope of consolidated subsidiaries and equity method investments

During the fiscal year ended March 31, 2008, there were 476 consolidated subsidiaries and 89 equity method affiliates.

2.	Retrospective application of equity method for an investee

As a result of this acquisition of an additional equity interest in an affiliate during the fiscal year ended March 31, 2008, pursuant to APB Opinion No.18 “The Equity Method of Accounting for Investments in Common Stock,” the equity method of accounting was applied retrospectively to the investment in this affiliate.

The resulting impact on the Consolidated Statement of Shareholders’ Equity is as follows:

	(Millions of yen)
	Prior to application	Post-application	Difference
Retained earnings at March 31, 2007	4,127,421	4,145,608	18,187
Accumulated other comprehensive income at March 31, 2007	172,558	102,529	(70,029)

The effect of such retrospective application on NTT’s consolidated operating revenues, net income and total and net assets are as follows:

	Year ended March 31, 2005	Year ended March 31, 2006	Year ended March 31, 2007
Operating revenue (millions of yen)	10,805,868	10,741,136	10,760,550
Income before income taxes (millions of yen)	1,723,312	1,302,120	1,132,702
Net income (millions of yen)	714,547	503,115	481,368
Net income per share (yen)	46,173.19	35,145.88	34,829.32
Total assets (millions of yen)	19,063,956	18,820,175	18,291,141
Net assets (millions of yen)	6,740,274	6,734,378	7,120,768
Net assets per share (yen)	451,163.52	487,226.86	515,263.28

Note:	There were no adjustments made to the operating revenue figures for previous fiscal years.

Notes to Consolidated Balance Sheet

1.	Accumulated other comprehensive income (loss) represents foreign currency translation adjustments, unrealized gain (loss) on available-for-sale securities, unrealized gain (loss) on derivative instruments, and pension liability adjustments.

2.	In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision of the Nippon Telegraph and Telephone Corporation Law (Law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999, and the total assets of the four companies above have been pledged as general collateral for the said bonds.

3.	Outstanding guarantees: 11,237 million yen

Notes to Consolidated Statement of Shareholders’ Equity

1.	Number and type of shares issued and outstanding during the consolidated fiscal year ended March 31, 2008.
Common stock: 15,741,209 shares

2.	Dividends

(1)	Payment of dividends

Resolution	Type of Shares	Total Dividend (million yen)	Dividend per Share (yen)	Date of Record	Effective Date
June 28, 2007 Regular general shareholders meeting	Common stock	55,279	4,000	March 31, 2007	June 29, 2007
November 9, 2007 Board of Directors meeting	Common stock	62,189	4,500	September 30, 2007	December 6, 2007

(2) Dividends concerning which the date of record fell in the current consolidated fiscal year with the effective date falling in the following fiscal year
Resolution	Type of Shares	Source of Funding for Dividend	Total Dividend (million yen)	Dividend per Share (yen)	Date of Record	Effective Date
June 25, 2008 Regular general shareholders meeting	Common stock	Retained Earnings	61,374	4,500	March 31, 2008	June 26, 2008

Notes Concerning Financial Data Per Share

Net assets per share: 543,361.19 yen

Net income per share: 46,107.27 yen

Note: Net assets does not include minority interests in consolidated subsidiaries.

Subsequent Event

At a meeting of the Board of Directors held on March 31, 2008, it was resolved that during the period from April through June 2008 NTT would issue a total of not more than 140 billion yen in bonds including NTT bonds, foreign currency denominated bonds, and other bonds.

The Transfer to the Japanese Government of the Substitutional Portion of the Employee Pension Fund Liabilities

In September 2003, pursuant to the Law Concerning Defined-Benefit Corporate Pension Plans, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) was granted an approval by the Minister of Health, Labor, and Welfare which Permitted the NTT Plan to be released from future obligations to disburse the benefits covering the substitutional portion. In July 2007, the NTT Plan received permission to be relieved of the remaining obligations related to past services to disburse the benefits covering the substitutional portion, and in February 2008, the NTT Plan completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets.

This settlement resulted in a decrease in operating expenses of 317,556 million yen and was recorded as “Gain on transfer of the substitutional portion of the Employee Pension Fund” in the consolidated statements of income for the fiscal year ended March 31, 2008.

NON-CONSOLIDATED BALANCE SHEET

(At March 31, 2008)

(Millions of yen)
ASSET
Current Assets
Cash and bank deposits	22,459
Accounts receivable, trade	1,265
Supplies	306
Advance payments	741
Deferred income taxes	1,408
Short-term loans receivable	471,950
Accounts receivable, other	76,790
Subsidiary deposits	27,000
Other current assets	8,798

Total current assets	610,720
Fixed Assets
Property, plant and equipment
Buildings	136,607
Structures	5,496
Machinery, equipment and vehicle	389
Tools, furniture and fixtures	24,068
Land	29,674
Lease assets	529
Construction in progress	852

Total property, plant and equipment	197,618
Intangible fixed assets
Software	50,088
Lease assets	6
Other intangible fixed assets	295

Total intangible fixed assets	50,391
Investment and other assets
Investment securities	32,378
Investments in subsidiaries and affiliated companies	4,779,008
Long-term loans receivable to subsidiaries	1,937,023
Deferred income taxes	25,169
Subsidiary long-term deposits	35,000
Other investments and assets	1,812

Total investments and other assets	6,810,391

Total fixed assets	7,058,400

Total Assets	7,669,121

LIABILITIES
Current Liabilities
Accounts payable, trade	584
Current portion of corporate bonds	170,000
Current portion of long-term borrowings	187,381
Current portion of long-term loans payable - subsidiary	50,000
Lease obligations	83
Accounts payable, other	66,230
Accrued expenses	9,236
Accrued taxes on income	210
Advance received	918
Deposit received	241
Deposit received from subsidiaries	39,796
Unearned revenue	1
Other current liabilities	1,175

Total current liabilities	525,858

Long-Term Liabilities
Corporate bonds	1,340,791
Long-term borrowings	760,638
Lease obligations	847
Liability for employees’ retirement benefits	24,670
Other long-term liabilities	1,008

Total long-term liabilities	2,127,956

Total liabilities	2,653,815

NET ASSETS
Shareholder’s Equity
Common Stock	937,950

Capital Surplus
Additional paid-in capital	2,672,826
Other capital surplus	1,058
Total capital surplus	2,673,884

Earned Surplus
Legal reserve	135,333
Other earned surplus	2,263,503
Other reserve	1,131,000
Accumulated earned surplus	1,132,503
Total earned surplus	2,398,836

Treasury stock	(1,005,136)

Total shareholders’ equity	5,005,535

Unrealized gains (losses), translation adjustments and others
Net unrealized gains (losses) on securities	9,771

Total unrealized gains (losses), translation adjustments and others	9,771

Total net assets	5,015,306

Total Liabilities and Net Assets	7,669,121

Note:	Amounts are rounded down to the nearest million yen.

Non-Consolidated Statement of Income

(from April 1, 2007 to March 31, 2008)

(Millions of yen)
Operating Revenues
Dividends received	213,202
Revenues from group management	19,077
Revenues from basic R&D	126,883
Other services	16,630
Total operating revenues	375,794
Operating expenses
Administration	20,713
Experiment and research	99,011
Depreciation and amortization	40,371
Retirement of fixed assets	2,857
Miscellaneous taxes	2,873
Total operating expenses	165,827
Operating income	209,966

Non-operating revenues
Interest income	42,312
Lease and rental income	11,515
Miscellaneous income	4,755
Total non-operating revenues	58,583
Non-operating expenses
Interest expenses	14,531
Corporate bond interest expenses	28,617
Lease and rental expenses	5,834
Miscellaneous expenses	1,856
Total non-operating expenses	50,840

Recurring profit	217,710
Special profits
Gain on transfer of the substitutional portion of the Employee Pension Fund	6,685
Special losses
Loss on disposal of property, plant and equipment	7,823
Loss on sales of fixed assets	5,386
Impact of applying lease accounting standards	407
Total special losses	13,618
Income before income taxes	210,777
Corporation, inhabitant and enterprise taxes	(6,089)
Deferred tax expenses (benefits)	21,032
Net income	195,833

Note:	Amounts are rounded down to the nearest million yen.

Non-Consolidated Statement of Shareholders’ Equity

(from April 1, 2007 to March 31, 2008)

	(Millions of yen)
	Shareholders’ Equity											Unrealized Gains (Losses), Translation Adjustments, and Others		Total Net Assets
		Capital Surplus			Earned Surplus					Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Securities	Total Unrealized Gains (Losses), Translation Adjustments, and Others
						Other Earned Surplus
	Common Stock	Additional Paid-in Capital	Other Capital Surplus	Total Capital Surplus	Legal Reserve	Reserve for Special Depreciation	Other Reserve	Accumulated earned surplus	Total Earned Surplus
March 31, 2007	937,950	2,672,826	994	2,673,820	135,333	11	1,131,000	1,054,125	2,320,470	(909,422)	5,022,819	12,816	12,816	5,035,635

Net change during the annual period
Return of reserve for special depreciation to retained earnings						(11)		11	—		—			—
Cash dividends								(117,467)	(117,467)		(117,467)			(117,467)
Net income								195,833	195,833		195,833			195,833
Payments to acquire treasury stock										(96,303)	(96,303)			(96,303)
Resale of treasury stock			64	64						589	653			653
Others, net												(3,045)	(3,045)	(3,045)

Total net change during the annual period	—	—	64	64	—	(11)	—	78,377	78,365	(95,714)	(17,284)	(3,045)	(3,045)	(20,329)

March 31, 2008	937,950	2,672,826	1,058	2,673,884	135,333	—	1,131,000	1,132,503	2,398,836	(1,005,136)	5,005,535	9,771	9,771	5,015,306

Note:	Amounts are rounded down to the nearest million yen.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

Notes Concerning Significant Accounting Policies

1.	Valuation of certain assets

(1)	Securities

[1]	Investment in subsidiaries and affiliated companies

Investments in subsidiaries and affiliated companies are stated at cost, which is determined by the moving average method.

[2]	Other securities

(a)	Marketable securities

The securities whose fair values are readily determinable are stated at fair value as of the balance sheet date with unrealized gains and losses directly reported as a separate component of net assets. The cost of securities sold is determined by the moving average method.

(b)	Non-marketable securities

The securities whose fair values are not readily determinable are stated at cost, which are determined by the moving average method.

(2)	Inventories

Supplies are stated at cost, which is determined by the last purchase cost method.

2.	Depreciation and amortization of fixed assets

(1)	Property, plant, and equipment (excluding leased assets)

Property, plant, and equipment are depreciated using the declining-balance method with the exception of buildings for which the straight-line method is used.

Useful life for assets is primarily as follows and the residual values are calculated based on real residual values.

Buildings: 3 to 50 years

Tools, fixtures and furnishings: 2 to 20 years

(2)	Intangible fixed assets (excluding leased assets)

Intangible assets (except lease assets) are amortized on a straight-line basis. Internal-use software (except lease assets) is amortized on a straight-line basis over their estimated useful lives within five years.

(3)	Leased assets

Financial leases other than those deemed to transfer ownership of properties to lessees

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are the term of leases and the residual values of the assets are determined substantially. In a case where the residual value of a leased asset other than a building equals zero, depreciation of such asset is computed by multiplying ten-ninths to the equivalent amount computed by the declining balance method under an assumption that the residual value of the asset is 10% of its acquisition cost. Intangible assets are amortized over the term of leases on a straight-line basis.

(Change in accounting policy)

Effective from the year ended March 31, 2008, the Company adopted Accounting Standards Board of Japan (“ASBJ”) Statement No. 13 “Accounting Standard for Lease Transactions,” originally issued by the Corporate Accounting Council (“CAC”) on June 17, 1993 and revised by the ASBJ on March 30, 2007, and applied ASBJ Guidance No. 16 “Guidance on the Accounting Standard for Lease Transactions,” originally issued by the Japanese Institute of Certified Public Accountants (“JICPA”) on January 18, 1994 and revised by the ASBJ on March 30, 2007. Both ASBJ Statement No. 13 and ASBJ Guidance No. 16 were applicable during a fiscal year beginning after April 1, 2007.

As a result of the application of those policies, operating income and recurring profit increased by 77 million yen and 4 million yen, respectively, and income before income taxes declined by 402 million yen.

3.	Allowances

(1)	Allowance for doubtful accounts

To cover expected losses from bad debts, estimated amounts to be uncollectible are accrued, for general claims, computing on historical bad-debt ratios, and for specific claims including doubtful accounts, considering their own recoverability. No allowance is accrued as of this year-end.

(2)	Liability for employees’ retirement benefits

To provide for employees’ pension benefits, benefit obligations and plan assets are estimated and accrued as of this year-end. Prior service cost is amortized on a straight-line basis over the average remaining service periods at the time of recognition. Actuarial net gain or loss is amortized on a straight-line basis over the average remaining services periods at the time of recognition.

(Additional Information)

On July 1, 2007, under the Defined Benefit Corporate Pension Law, the NTT Kosei-Nenkin-Kikin (“NTT Plan”) was granted an approval by the Minister of Health, Labor, and Welfare which permitted the NTT Plan to be released from past obligations to disburse the benefits covering the substitutional portion. Based on the permission granted, the NTT Plan completed the transfer to the Japanese Government of the substitutional portion of the benefit obligations and related plan assets on February 26, 2008. This settlement resulted in recognition of 6,685 million yen as special profit in the Company’s non-consolidated statements of income for the year ended March 31, 2008.

4.	Other Material Matters Relating to the Preparation of Financial Statements

(1)	Accounting for Hedging Activities

Hedging activities are principally accounted for under “deferral hedge accounting.” Designation (“Furiate-shori”) is applied to forward exchange contracts and other foreign exchange contracts, and designated “exceptional accounting” (“Tokurei-shori”) to interest-rate swaps that qualify for “exceptional accounting” (Accounting Standards for Financial Instruments, Footnote

(2)	Consumption Taxes

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes to the Balance Sheet

1.	Assets Offered as Security and Secured Liabilities

In compliance with the provisions of Article 9 of the Law Concerning Nippon Telegraph and Telephone Corporation, Etc., the total assets of NTT have been pledged as general collateral for corporate bonds issued. In accordance with the provisions of Article 9 of the Supplementary Provisions to the Law Concerning Partial Revision to the Nippon Telegraph and Telephone Corporation Law (law No. 98 of 1997), NTT is jointly responsible with Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation for corporate bonds issued prior to June 30, 1999, and the total assets of the four companies above have been pledged as general collateral for the said bonds.

Corporate bonds (including those maturing within one year)	1,510,791 million yen
Corporate bonds issued prior to June 30, 1999 (including those maturing within one year)	290,000 million yen

2.	Accumulated depreciation on property, plant and equipment: 240,963 million yen

3.	Accounts receivable from and payable to affiliates are as follows (excluding those otherwise classified):

Short-term accounts receivable:	538,768 million yen
Long-term accounts receivable:	200 million yen
Short-term accounts payable:	51,607 million yen

Notes to the Statement of Income

1.	Transactions with Affiliated Companies

Balance of Operating Transactions
Operating income	158,045 million yen
Operating expenses	51,491 million yen
Balance of Non-Operating Transactions	78,462 million yen

2.	Loss on disposal of property, plant and equipment is expenses for removal or deletion of tools, fixtures and furnishings and software and the like.

3.	Loss on sales of fixed assets is loss on sale of land, buildings, etc.

Notes to the Statement of Shareholders’ Equity

Number of treasury stock during the fiscal year ended March 31, 2008.
Common stock: 2,102,470.82 shares

Notes Concerning Tax Effect Accounting

The major causes of the occurrence of deferred tax assets were depreciable assets and marketable securities.

The major cause of deferred tax liabilities was unrealized gains on securities.

Deferred tax assets excludes 22,050 million yen in valuation allowance.

Notes Concerning Transactions with Affiliated Parties

	(Millions of yen)
Affiliation	Name	Voting Rights Ownership Ratio	Relationship with Affiliated Part	Transaction Details	Transaction Amount	Category	Balance at End of Term
Subsidiary	Nippon Telegraph and Telephone East Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	190,000	Short-term loans receivable Long term loans receivable to subsidiaries	162,419 605,148

				Receipt of interest[1]	12,696	Other current Assets	1,904
				Receipt of expenses relating to basic research and development[2]	51,702	Accounts receivable, other	4,523
				Lease of land and buildings[3]	6,253	Accounts receivable, other	547

Subsidiary	Nippon Telegraph and Telephone West Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	124,000	Short-term loans receivable Long term loans receivable to subsidiaries	177,724 1,021,032

				Receipt of interest[1]	19,743	Other current Assets	3,695
				Receipt of expenses relating to basic research and development [2]	50,287	Accounts receivable, other	4,400
Subsidiary	NTT Communications Corporation	100% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Loan of capital[1]	—	Short-term loans receivable Long term loans receivable to subsidiaries	103,923 310,842

				Receipt of interest[1]	8,831	Other current Assets	1,346
Subsidiary	NTT Finance Corporation	87% direct ownership	Exercise of rights as shareholder, provision of advice, intermediation, and other support	Deposit of capital[4]	1,811,000	Deposit received from subsidiaries	27,000
		11% indirect ownership				Long-term deposits received from subsidiaries	35,000
				Receipt of interest[4]	894	Other current assets	23

Transaction amounts do not include consumption taxes. End-of-term balances include consumption taxes.

Transaction Conditions and Standards for Determining Transaction Conditions

1	Loan conditions are the same as those for procurement of capital by NTT. No security is provided.

2	Payment of expenses for basic research and development is apportioned among those companies that continuously use the results. Comprehensive determinations are made taking into consideration the expenses necessary for utilization of the basic R&D. Furthermore, transfer of capital pursuant to such transactions takes place by means of the four companies’ accounting systems.

3	With respect to leases of land and buildings, rents are set through periodic negotiations based on appraisals obtained from third parties and actual transactions involving nearby comparables. Furthermore, transfer of capital pursuant to such transactions takes place by means of the four companies’ accounting systems.

4	Interest on capital deposits are set taking into consideration market rates.

Notes Concerning Financial Data Per Share

Net assets per share	367,725.11 yen
Net income per share	14,215.97 yen

Subsequent Event

At a meeting of the Board of Directors held on March 31, 2008, it was resolved that during the period from April through June 2008 NTT would issue a total of not more than 140 billion yen in bonds including NTT bonds, foreign currency denominated bonds, and other bonds.

INDEPENDENT AUDITOR’S REPORT (CONSOLIDATED)

(English Translation)

May 8, 2008
To the Board of Directors Nippon Telegraph and Telephone Corporation	KPMG AZSA & Co.

Masanori Sato, C.P.A. Engagement Partner

Hideki Amano, C.P.A. Engagement Partner

Takuji Kanai, C.P.A. Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the consolidated financial statements, which consist of the consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders’ equity and notes to the consolidated financial statements, of Nippon Telegraph and Telephone Corporation (the “Company”) for the 23rd fiscal year from April 1, 2007 to March 31, 2008. The preparation of these consolidated financial statements is the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements from an independent standpoint based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of this audit, it is our opinion that pursuant to the stipulations of Article 148, Paragraph 1, of the Corporate Calculation Regulations, the consolidated financial statements referred to above present fairly in all material regard the position of assets and income for the period under review for the corporate group comprising the Company and its consolidated subsidiaries, in accordance with generally accepted accounting principles in the United States (see Notes to Consolidated Financial Statements, Note 1, standards for preparation of consolidated financial statements).

No conflicts of interest exist between the Company and our audit firm and/or the auditing partners that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

INDEPENDENT AUDITOR’S REPORT (NON-CONSOLIDATED)

(English Translation)

May 8, 2008
To the Board of Directors Nippon Telegraph and Telephone Corporation	KPMG AZSA & Co.
Masanori Sato, C.P.A. Engagement Partner

Hideki Amano, C.P.A. Engagement Partner

Takuji Kanai, C.P.A. Engagement Partner

Pursuant to Paragraph 1, Article 436-2 of the Corporation Law, we have audited the non-consolidated financial statements, which consist of the balance sheet, statement of income, statement of changes in shareholders’ equity and other net assets, individual notes and supplementary schedules, of Nippon Telegraph and Telephone Corporation (the “Company”) for the 23rd fiscal year from April 1, 2007 to March 31, 2008. The preparation of these financial statements and supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and supplementary schedules from an independent viewpoint based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As a result of this audit, it is our opinion that the financial statements and supplementary schedules referred to above present fairly in all material regard the position of assets and income for the period under review, in accordance with generally accepted accounting principles in Japan.

No conflicts of interest exist between the Company and our audit firm and/or the auditing partners that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

END

BOARD OF CORPORATE AUDITORS’ REPORT

(English Translation)

Based on reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this report regarding the execution of the duties of the Board of Directors in the 23rd fiscal year from April 1, 2007, to March 31, 2008. The Board reports as follows:

1.	Outline of Audit Methodology

The Board of Corporate Auditors established auditing policies and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports regarding the status of execution of duties from the Board of Directors and the Independent Auditors, and requested explanations as necessary.

On the basis of the Board of Corporate Auditors Rules, and in accordance with its auditing policies, the Corporate Auditors sought mutual understanding with Directors, the internal auditing department and employees and other persons in their efforts to collect information and achieve an environment conducive to audits, attended meetings of the Board of Directors and other important meetings, and received reports from Directors, employees and other persons regarding performance of their duties, requested explanations as necessary, perused important statements regarding decisions and approvals made and investigated the status of operations and assets at the head office and R&D laboratories.

The Board of Corporate Auditors also carried out an audit and verification of the particulars of Board of Directors resolutions relating to establishment of structures as set forth in the Corporation Law Implementation Regulations, Article 100, Paragraphs 1 and 3, necessary to ensure that Directors’ performance of their duties is in conformity with laws and regulations and their company’s articles of incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system).

Regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and corporate auditors and other persons of the subsidiaries, and where necessary received business reports from the subsidiaries.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports and supplementary statements concerning the fiscal year under review.

In addition, the Board of Corporate Auditors audited and verified whether the Independent Auditor maintained its independence and carried out its audits appropriately, received reports from the Independent Auditor regarding the execution of its duties and, where necessary, requested explanations.

Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the “structure to ensure that duties are executed appropriately” (the matters listed in Article 159 of the Accounting Principles for Enterprises) has been established in accordance with “Quality Control Standards for Auditing” (Business Accounting Council, October 28, 2005) and, where necessary, requested explanations.

Based on the above methodology, the Board of Corporate Auditors audited the non-consolidated financial documents related to the fiscal year under review (the Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity and Other Net Assets, and individual notes thereto), related supplementary statements, as well as the consolidated financial statements (Consolidated Balance Sheet, Consolidated Income Statement, Consolidated Statement of Shareholders’ Equity and the consolidated notes thereto).

2.	Audit Results

(1)	Results of the audit of the business report

i.	We find that the Business Report and its supplementary statements accurately reflect the conditions of the company in accordance with laws and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.	We find that the particulars of Board of Directors’ resolutions concerning the internal control system are appropriate. Further, no matters worthy of note were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditor.

No matters worthy of note were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA & Co.

(3)	Results of the audit of the financial statements and supplementary statements

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA & Co., are appropriate.

(4)	Results of the audit of the consolidated financial statements

We find that the methodology and results of the audits conducted by the Independent Auditor, KPMG AZSA & Co., are appropriate.

May 12, 2008

Nippon Telegraph and Telephone Corporation Board of Corporate Auditors

Nippon Telegraph and Telephone Corporation Board of Corporate Auditors

Full-time Corporate Auditor	Johji Fukada
Full-time Corporate Auditor	Susumu Fukuzawa
Corporate Auditor	Yasuchika Negoro
Corporate Auditor	Masamichi Tanabe
Corporate Auditor	Shigeru Iwamoto

Note:	Full-time Corporate Auditor Johji Fukada and Corporate Auditors Yasuchika Negoro and Shigeru Iwamoto are outside Corporate Auditors as prescribed in the Corporation Law, Article 2, Item 16, and Article 335, Paragraph 3.

END

Reference Materials for the Ordinary General Meeting of Shareholders

Resolutions and matters for reference

•	First Item Distribution of Retained Earnings as Dividends

In addition to increasing corporate value over the medium-and long-term, the Company has identified the return of profits to shareholders as an important management goal. In determining the level of dividends for the current annual period, the Company, while giving consideration to stability and sustainability, has taken into account a full range of factors, including business performance, financial standing and dividend payout ratio. The Company proposes the following.

Matters relating to end-of-year dividend

1. Type of asset to be distributed: Cash

2. Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per one share of common stock:	4,500 yen
Total amount of dividends:	61,374,321,810 yen

Including the interim dividend of 4,500 yen per common share already distributed, the annual dividend per common share will be 9,000 yen.

3. Date on which the dividend becomes effective: June 26, 2008

•	Second Item Partial Amendment of the Articles of Incorporation

1.	Reasons for Amendment

(1)	In light of the spread of the Internet and in order to provide greater convenience to shareholders, the Articles are to be amended so that the method of public notice is changed from publication in the Nippon Keizai Shimbun published in Tokyo to electronic notices. The amendments also provide for measures in the event that, for unavoidable reasons, electronic notices cannot be published. (Proposed amendment to Article 4 in 2.(1) below)

In addition to the above, the proposed amendments include additions made to the text in order to clarify the content of the Articles and make other necessary changes. (Proposed amendments to Articles 10, 23, 30 and 33 in 2.(1) below)

(2)	With the anticipated implementation next January of the “Law for partial amendments to the Law concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement of Trades of Stocks and Other Securities (Law No. 88 of 2004)” (“Settlement Streamlining Law”), the share certificates of listed companies are to take electronic form (“Electronic Share Certificate System”).

With the introduction of the Electronic Share Certificate System, fractional shares will need to be eliminated. In conjunction with this, we need to ensure that the rights of holders of fractional shares are maintained and that transition away from the fractional share system to a unit share system will be smooth. In order to do so, on the day immediately preceding the day on which Electronic Share Certificate System will be introduced, by splitting one share into 100 shares, fractional shares will be eliminated, and the number of shares constituting one unit shall be set at 100. The rights relating to shares comprising less than one unit will be made similar to the current rights relating to fractional shares.

With respect to the stock split, the board of directors, at their meeting held May 13, 2008, have already resolved that, subject to approval at this general shareholders meeting of the partial amendment to the Articles of Incorporation whereby the number of shares constituting one unit shall be set at 100 shares, on the day immediately preceding the day on which the Electronic Share Certificate System will be introduced, one share will be split into 100 shares, and that, in conjunction with this, the number of authorized shares as stipulated in Article 6 of the current Articles of Incorporation will be increased to 6,192,920,900 shares.

In addition to the above, the proposed amendments also make amendments to provisions throughout the Articles, as necessitated by the elimination of fractional shares. (Proposed amendments in 2.(2) and 2.(3) below)

2.	Details of Amendments and Effective Date of Such Amendments

The Company proposes the following amendments.

(1)	Amendments to the Articles of Incorporation effective upon approval by the Minister of Internal Affairs and Communications immediately after the conclusion of this general shareholders meeting.

(Underline indicates change)

Current Articles of Incorporation	Proposed Amendment

(Public Notices) Article 4. Public notices of the company shall be given by publication in the “Nippon Keizai Shimbun” published in Tokyo.

(Public Notices)

Article 4. Public notices of the company shall be given electronically; provided, however, that if public notice cannot be given electronically due to an accident or other unavoidable event, public notice will be given by publication in the “Nippon Keizai Shimbun”.

(Share Handling Regulations)

Article 10. Administrative work related to the company’s shares, fractional shares and stock acquisition rights, and the fees therefor shall, other than as prescribed by laws or regulations or by these Articles of Incorporation, be in accordance with the Share Handling Regulations determined by the board of directors.

(Share Handling Regulations)

Article 10. Administrative work related to the company’s shares, fractional shares and stock acquisition rights, and the fees therefor, as well as matters relating to the exercise of rights by shareholders, shall, other than as prescribed by laws or regulations or by these Articles of Incorporation, be in accordance with the Share Handling Regulations determined by the board of directors.

(Meetings of the Board of Directors) Article 23 1. A meeting of the board of directors shall be convened by the president and he shall act as chairman.	(Meetings of the Board of Directors) Article 23 1. A meeting of the board of directors shall be convened by the president and he shall act as chairman.

2. Notwithstanding the preceding paragraph, when the chairman of the board of directors is appointed, he shall convene the meeting and act as chairman. However, this provision shall not be applicable when the chairman of the board of directors is unable to act.	2. Notwithstanding the preceding paragraph, when the chairman of the board of directors is appointed, he shall convene the meeting and act as chairman. However, this provision shall not be applicable when the chairman of the board of directors is unable to act.

3. When the president is unable to act, one of the other directors shall act as chairman in accordance with the order predetermined by a resolution of the board of directors.	3. When the president is unable to act, one of the other directors shall act as chairman in accordance with the order predetermined by a resolution of the board of directors.

4. Notice of a meeting of the board of directors shall be dispatched to each director and corporate auditor three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.	4. Notice of a meeting of the board of directors shall be dispatched to each director and corporate auditor no later than three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.

5. Resolutions at a meeting of the board of directors shall be adopted by a majority vote of directors entitled to vote who are present and constitute a majority of all directors entitled to vote.	5. Resolutions at a meeting of the board of directors shall be adopted by a majority vote of directors entitled to vote who are present and constitute a majority of all directors entitled to vote.

6. Notwithstanding the foregoing paragraph to the contrary, if the requirements of Article 370 of the Corporation Law are fulfilled, resolutions of the board of directors shall be deemed to have occurred.	6. Notwithstanding the foregoing paragraph to the contrary, if the requirements of Article 370 of the Corporation Law are fulfilled, resolutions of the board of directors shall be deemed to have occurred.

7. Unless otherwise provided by laws or regulations or by these Articles of Incorporation, any other matters with respect to the board of directors shall be governed by the regulations of the board of directors established by the board of directors.

7. Unless otherwise provided by laws or regulations or by these Articles of Incorporation, any other matters with respect to the board of directors shall be governed by the regulations of the board of directors established by the board of directors.

Current Articles of Incorporation	Proposed Amendment

(Meetings of Board of Corporate Auditors)

Article 30

1. Notice of a meeting of the board of corporate auditors shall be dispatched to each corporate auditor three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.

2. Unless otherwise provided by laws or regulations, resolutions at a meeting of the board of corporate auditors shall be adopted by a majority vote of the corporate auditors.

3. Unless otherwise provided by laws or regulations or by these Articles of Incorporation, any other matters with respect to the board of corporate auditors shall be governed by the regulations of the board of corporate auditors established by the board of corporate auditors.

(Meetings of Board of Corporate Auditors)

Article 30

1. Notice of a meeting of the board of corporate auditors shall be dispatched to each corporate auditor no later than three (3) days prior to the date of the meeting. Such period of notice may, however, be shortened in case of urgency.

2. Unless otherwise provided by laws or regulations, resolutions at a meeting of the board of corporate auditors shall be adopted by a majority vote of the corporate auditors.

3. Unless otherwise provided by laws or regulations or by these Articles of Incorporation, any other matters with respect to the board of corporate auditors shall be governed by the regulations of the board of corporate auditors established by the board of corporate auditors.

(Distributions of Surplus, etc.)

Article 33

1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year and the holders of fractional shares entered or recorded on the register of fractional shares as of the last day of each business year.

2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders or the holders of fractional shares were in default of receipt of distributions.

3. In distributions of surplus, the surplus shall bear no interest even during the period referred to in the preceding paragraph.

(Distributions of Surplus, etc.)

Article 33

1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year and the holders of fractional shares entered or recorded on the register of fractional shares as of the last day of each business year.

2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholder, registered pledgees of shares or the holders of fractional shares were in default of receipt of distributions.

3. In distributions of surplus, the surplus shall bear no interest even during the period referred to in the preceding paragraph.

(2)	Amendments to the Articles of Incorporation effective from the day immediately preceding the introduction of the Electronic Share Certificate System (*).

(*)	This shall be the day, from among the Saturday, Sunday, holiday as stipulated in the Law concerning National Holidays (Law No. 178 of 1948), January 2 or December 31 preceding the implementation date as stipulated in the main text of Article 1 of the Supplementary Regulations to the Settlement Streamlining Law, that is the closest to the implementation date.

(Underline indicates change)

Articles of Incorporation subsequent to the proposed amendments in 2. (1) above	Proposed Amendment

(New)

(Number of Shares Constituting One Unit; and Non-Issuance of Share Certificates Representing Less-than-One-Unit Shares)

Article 9

1. The number of shares of the company constituting one unit shall be 100 shares.

2. The company may elect not to issue share certificates for shares representing less than one unit (“Less-than-One-Unit Shares”).

(New)

(Rights with Respect to Less-than-One-Unit Shares)

Article 10. Shareholders of the company (including beneficial owners, hereinafter the same) may not exercise rights with respect to Less-than-One-Unit Shares other than the following rights.

(1) Rights set forth in Article 189, Paragraph 2 of the Corporation Law;

(2) Right of request pursuant to the stipulations of Article 166, Paragraph 1 of the Corporation Law;

(3) Right to receive allocation of offered shares and offered stock acquisition rights in accordance with the number of shares owned by the shareholder; and

(4) Right of request as set forth in the following article.

(Request for Sale of Fractional Shares)

Article 9. A holder of fractional shares may request the company to sell fractional shares which shall become one (1) share if combined with the fractional shares already held by such holder pursuant to the Share Handling Regulations.

(Request for Sale of Less-than-One-Unit Shares)

Article 11. A shareholder may request the company to sell shares in a number which, when combined with the Less-than-One-Unit Shares already held by such shareholder, constitute a full unit of shares, pursuant to the Share Handling Regulations.

Articles of Incorporation subsequent to the proposed amendments in 2. (1) above	Proposed Amendment

(Share Handling Regulations)

Article 10. Administrative work related to the company’s shares, fractional shares and stock acquisition rights, and the fees therefor, as well as matters relating to the exercise of rights by shareholders, shall, other than as prescribed by laws or regulations or by these Articles of Incorporation, be in accordance with the Share Handling Regulations determined by the board of directors.

(Share Handling Regulations)

Article 12. Administrative work related to the company’s shares and stock acquisition rights, and the fees therefor, as well as matters relating to the exercise of rights by shareholders, shall, other than as prescribed by laws or regulations or by these Articles of Incorporation, be in accordance with the Share Handling Regulations determined by the board of directors.

(Notification of Address and Seal Impression, etc.)

Article 11.

1. A shareholder (including beneficial owner, hereinafter the same), registered pledgee of shares and holder of fractional shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.

(Notification of Address and Seal Impression, etc.)

Article 13.

1. A shareholder and registered pledgee of shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.

2. A shareholder, registered pledgee of shares and holder of fractional shares, or its legal representative or its representative, having its residence in a foreign country shall designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.	2. A shareholder and registered pledgee of shares, or its legal representative or its representative, having its residence in a foreign country shall designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.

3. The provision in the first paragraph shall apply to the attorney referred to in the preceding paragraph.

4. When a person fails to make any notification referred to in the first through third paragraphs, the company shall not be responsible for any damage arising from such failure.

3. The provision in the first paragraph shall apply to the attorney referred to in the preceding paragraph.

4. When a person fails to make any notification referred to in the first through third paragraphs, the company shall not be responsible for any damage arising from such failure.

(Transfer Agent)

Article 12.

1 . The company shall appoint a transfer agent, and shall entrust to such agent matters as the preparation and maintenance of the register of shareholders, the register of lost share certificates, the register of holders of stock acquisition rights, the register of fractional shares and the register of beneficial owners and other matters relating thereto.

(Transfer Agent)

Article 14.

1. The company shall appoint a transfer agent, and shall entrust to such agent matters as the preparation and maintenance of the register of shareholders, the register of lost share certificates, the register of holders of stock acquisition rights and the register of beneficial owners and other matters relating thereto.

2. The transfer agent, its location and the scope of its authority shall be determined by a resolution of the board of directors and public notice shall be given with respect thereto.	2. The transfer agent, its location and the scope of its authority shall be determined by a resolution of the board of directors and public notice shall be given with respect thereto.

Articles of Incorporation subsequent to the proposed amendments in 2. (1) above	Proposed Amendment

Article 13. – Article 32. (abbreviated)	Article 15. – Article 34. (same as Articles of Incorporation subsequent to amendments of 2. (1)

(Distributions of Surplus, etc.)

Article 33.

1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year and the holders of fractional shares entered or recorded on the register of fractional shares as of the last day of each business year.

(Distributions of Surplus, etc.)

Article 35.

1. The company shall be entitled to make distributions of surplus to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the last day of each business year.

2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders, registered pledgees of shares or the holders of fractional shares were in default of receipt of distributions.	2. The company shall be exempted from the obligation to make distributions of surplus referred to in the preceding paragraph after three (3) years have elapsed from the date on which the shareholders (including persons that were holders of fractional shares) or registered pledgees of shares were in default of receipt of distributions.

3. In distributions of surplus, the surplus shall bear no interest even during the period referred to in the preceding paragraph.	3. In distributions of surplus, the surplus shall bear no interest even during the period referred to in the preceding paragraph.

(Interim Dividends)

Article 34.

1. The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Corporation Law (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the 30th day of September of each year, and to the holders of fractional shares entered or recorded on the register of fractional shares as of the same date.

(Interim Dividends)

Article 36.

1. The company shall, by resolution of the board of directors, be entitled to make distributions of surplus in accordance with Article 454, Paragraph 5 of the Corporation Law (hereinafter referred to as “interim dividends”) to the shareholders or registered pledgees of shares entered or recorded on the register of shareholders, etc. as of the 30th day of September of each year.

2. The provisions in the second and third paragraphs of the preceding Article shall apply to interim dividends.	2. The provisions in the second and third paragraphs of the preceding Article shall apply to interim dividends.

(3)	Amendments to the Articles of Incorporation effective on the day of introduction of the Electronic Share Certificate System (*).

(*)	The implementation date as stipulated in the main text of Article 1 of the Supplementary Regulations to the Settlement Streamlining Law.

(Underline indicates change)

Articles of Incorporation subsequent to the proposed amendments in 2. (2) above	Proposed Amendment

(Notification of Address and Seal Impression, etc.)

Article 13

1. A shareholder and registered pledgee of shares, or its legal representative or its representative shall provide the company with its name, address and seal impression. In the event that any change has occurred, the same procedure shall be taken.

(Notification of Address, etc.)

Article 13

1. A shareholder and registered pledgee of shares, or its legal representative or its representative shall provide the company with its name and address. In the event that any change has occurred, the same procedure shall be taken.

2. A shareholder and registered pledgee of shares, or its legal representative or its representative, having its residence in a foreign country shall designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.

3. The provision in the first paragraph shall apply to the attorney referred to in the preceding paragraph.

4. When a person fails to make any notification referred to in the first through third paragraphs, the company shall not be responsible for any damage arising from such failure.

2. A shareholder and registered pledgee of shares, or its legal representative or its representative, having its residence in a foreign country shall designate a temporary residence or attorney in Japan and so notify the company. In the event that any change has occurred, the same procedure shall be taken.

3. The provision in the first paragraph shall apply to the attorney referred to in the preceding paragraph.

4. When a person fails to make any notification referred to in the first through third paragraphs, the company shall not be responsible for any damage arising from such failure.

The provision of Article 7 of the current Articles of Incorporation stipulating the issue of share certificates will be deemed to have been abolished by resolution as of the implementation date stipulated in Article 1 of the Supplementary Regulations to the Settlement Streamlining Law as applied pursuant to Article 6 Paragraph 1 of the same Supplementary Regulation.

•	Third Item Election of twelve Directors

Because the term of office of all Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, the Company is seeking approval for the election of a total of twelve Directors.

Candidates for Director are as follows:

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

1.	Norio Wada (August 16, 1940)	April 1964	Joined Nippon Telegraph and Telephone Public Corporation	70.24 shares
		June 1992	Senior Vice President and General Manager of Tohoku Regional Communications Sector of the Company

		June 1996	Senior Vice President and Senior Executive Manager of Affiliated Business Development Headquarters of the Company

		July 1996	Senior Vice President and Senior Executive Manager of Affiliated Business Headquarters of the Company

		June 1997	Executive Vice President and Senior Executive Manager of Affiliated Business Headquarters of the Company

		June 1998	Executive Vice President and Senior Executive Manager of Affiliated Business Headquarters and Executive Manager of NTT-Holding Organizational Office of the Company

		January1999	Executive Vice President and Senior Executive Manager of NTT-Holding Provisional Headquarters of the Company

		July 1999	Representative Director and Senior Executive Vice President of the Company

		June 2002	Representative Director and President of the Company

		June 2007	Director and Chairman of the Board of the Company (present post)

2.	Satoshi Miura (April 3, 1944)	April 1967	Joined Nippon Telegraph and Telephone Public Corporation	46.20 shares
		June 1996	Senior Vice President and Executive Manager of Personnel Department of the Company

		July 1996	Senior Vice President and Executive Manager of Personnel Industrial Relations Department of the Company

		June 1998	Executive Vice President and Executive Manager of Personnel Industrial Relations Department of the Company

		January 1999	Executive Vice President and Deputy Senior Executive Manager of NTT-East Provisional Headquarters of the Company

		July 1999	Representative Director, Senior Executive Vice President of Nippon Telegraph and Telephone East Corporation

		June 2002	Representative Director, President of Nippon Telegraph and Telephone East Corporation

		June 2005	Representative Director, Senior Executive Vice President of the Company, Director of Corporate Management Strategy Division

		June 2007	Representative Director and President of the Company (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

3.	Noritaka Uji (March 27, 1949)	April 1973	Joined Nippon Telegraph and Telephone Public Corporation	8.00 shares
		June 1999	Senior Vice President, Director of New Generation Information Services Sector of NTT DATA Corporation

		September 2000	Senior Vice President, Director of Corporate Strategy Planning Department of NTT DATA Corporation

		June 2001	Senior Vice President, Director of Industrial System Sector of NTT DATA Corporation

		April 2002	Senior Vice President, Director of Enterprise Business Sector of NTT DATA Corporation

		June 2003	Executive Vice President, Director of Enterprise Systems Sector of NTT DATA Corporation

		June 2005	Executive Vice President, Representative Director of NTT DATA Corporation

		June 2007	Representative Director and Senior Executive Vice President of the Company (present post)

4.	Hiroo Unoura (January 13, 1949)	April 1973	Joined Nippon Telegraph and Telephone Public Corporation	32.00 shares
		June 2002	Senior Vice President and Director of Department I of the Company

		June 2005	Senior Vice President and Director of Department V of the Company

		June 2007	Director and Executive Vice President, Director of Corporate Strategy Planning Department, Executive Manager of Corporate Business Strategy Division of the Company (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

5.	Kaoru Kanazawa (January 23, 1945)	April 1967	Joined Postal Service Ministry of Japan	17.00 shares
		January 2002	Administrative Vice-Minister of Ministry of Public Management, Home Affairs, Posts and Telecommunications

		January 2003	President, Nippon Information Communications Association

		January 2003	President, ITU Association of Japan

		April 2003	President, Postal Saving Organization

		April 2004	President, Research Institute of Telecommunications and Economics, Foundation for Multimedia Communications

		July 2005	Senior Advisor of the Company

		July 2006	President, Telecommunications Engineering and Consulting Service

		June 2007	Representative Director and Senior Executive Vice President of the Company (present post)

6.	Kiyoshi Kosaka (March 28, 1951)	April 1974	Joined Nippon Telegraph and Telephone Public Corporation	26.04 shares
		October 1997	General Manager of Kyoto Branch of the Company

		July 1999	General Manager of Kyoto Branch of Nippon Telegraph and Telephone West Corporation

		September 2000	General Manager of Department V of the Company

		July 2002	Executive Manager of Personnel Department of Nippon Telegraph and Telephone West Corporation

		June 2003	Senior Vice President and Executive Manager of Personnel Department of Nippon Telegraph and Telephone West Corporation

		June 2005	Senior Vice President, Director of Department I of the Company

		June 2007	Senior Vice President, Director of General Affairs Department of the Company (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

7.	Takashi Hanazawa (May 9, 1951)	April 1976	Joined Nippon Telegraph and Telephone Public Corporation	9.00 shares
		July 2002	President of Service Integration Laboratories of NTT Information Sharing Laboratory Group of the Company

		July 2003	Senior Manager of Department III of the Company

		May 2005	Senior Manager of Next Generation Network Enhancement Office of Department II of the Company

		June 2006	Director of Department III of the Company

		June 2007	Senior Vice President, Director of Research and Development Planning Department of the Company (present post)

8.	Toshio Kobayashi (November 16, 1951)	April 1975	Joined the Ministry of Finance	9.00 shares
		July 2006	Deputy Director-General for Policy Evaluation of the Ministry of Finance

		June 2007	Senior Vice President, Director of Finance and Accounting Department of the Company (present post)

9.	Yasuyoshi Katayama (January 23, 1952)	April 1976	Joined Nippon Telegraph and Telephone Public Corporation	20.00 shares
		May 2002	General Manager of Hiroshima Branch of Nippon Telegraph and Telephone West Corporation

		June 2004	Senior Vice President, Executive Manager, Fundamental Services Department, Fundamental Services Promotion Headquarters, and Executive Manager, Plant Planning Department of Nippon Telegraph and Telephone West Corporation

		July 2006	Senior Vice President and General Manager of Networks of Nippon Telegraph and Telephone West Corporation (Scheduled to retire on June 20, 2008)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

10.	Hiroki Watanabe (March 15, 1953)	April 1976	Joined Nippon Telegraph and Telephone Public Corporation	10.00 shares
		July 2002	Executive Manager, Business Communications Headquarters, Innovation Department of Nippon Telegraph and Telephone East Corporation

		April 2003	Executive Manager, Strategy Planning Division, Corporate Business Headquarters of Nippon Telegraph and Telephone East Corporation

		July 2004	Executive Manager, Corporate Strategy Planning Department Headquarters of Nippon Telegraph and Telephone East Corporation

		June 2005	Senior Vice President, Director of Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation (Scheduled to retire on June 20, 2008)

11.	Takashi Imai (December 23, 1929)	April 1952	Joined Fuji Steel Corporation	4.02 shares
		July 1995	Auditor of Nippon Life Insurance Company (present post)

		April 1998	Representative Director and Chairman of Nippon Steel Corporation

		May 1998	Chairman of Japan Federation of Economic Organizations (retired on May 28, 2002)

		July 1999	Director of the Company (present post)

		June 2002	Director of Japan Securities Finance Co., Ltd. (present post)

		April 2003	Senior Vice President, Chairman Emeritus and Executive Counselor of Nippon Steel Corporation

		June 2003	Chairman Emeritus and Executive Counselor of Nippon Steel Corporation (present post)

		June 2007	Director of Nippon Television Network Corporation (present post)

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

12.	Yotaro Kobayashi (April 25, 1933)	October 1958	Joined Fuji Photo Film Co., Ltd.	2.00 shares
		September 1963	Joined Fuji Xerox Co., Ltd.

		January 1992	Representative Director and Chairman of Fuji Xerox Co., Ltd.

		April 1999	Representative Organizer, Japan Association of Corporate Executives (retired on April 25, 2003)

		July 1999	Director of the Company (present post)

		June 2003	Director of Sony Corporation (present post)

		June 2004	Director and Chairman of Fuji Xerox Co., Ltd.

		April 2006	Chief Corporate Adviser of the Board of Fuji Xerox Co., Ltd. (present post)

Notes:

1.	Mr. Takashi Imai and Mr. Yotaro Kobayashi are candidates for outside director. The reasons for selecting Messrs. Imai and Kobayashi as candidates for outside director are their extensive managerial experience and their excellent character and judgment. The Company expects that they will reinforce management oversight functions and provide a broad range of managerial perspectives.

2.	Both outside director candidates have been outside directors of the Company for nine years.

3.	Mr. Takashi Imai has served as a director of Nippon Steel Corporation. Nippon Steel was subject to an exclusionary order issued by the Fair Trade Commission on September 29, 2005 for materially obstructing competition in the construction of steel bridges ordered by the Ministry of Land, Infrastructure, Transport, and Tourism (MLITT) and the Japan Highway Public Corporation in violation of the Antimonopoly Act, at the latest between April 1, 2002 and March 31, 2005, and the Tokyo High Court imposed fines on Nippon Steel on September 21, 2007 with regard to construction performed for the MLITT. In addition, Nippon Steel was subject to fines imposed by the Fair Trade Commission on December 3, 2007 for materially obstructing competition in the construction of medium–pressure gas lines ordered by private gas companies, in violation of the Antimonopoly Act, at the latest between April 1, 2003 and June 30, 2006.

Mr. Imai serves as an outside corporate auditor of Nippon Life Insurance Company. Nippon Life Insurance was subject to an exclusionary order by the Fair Trade Commission on May 9, 2003 with regard to statements made in pamphlets for cancer insurance and was ordered by the Financial Services Agency on May 13, 2003 to make certain business improvements. Nippon Life Insurance was also ordered by the Financial Services Agency on July 26, 2006 to make improvements to its insurance premium payment management systems. Mr. Imai has made a variety of statements to promote total compliance with applicable law and the avoidance of public criticism. Following these incidents, Mr. Imai fulfilled his responsibilities by ensuring that remedial measures were implemented within the Board of Auditors and in other areas.

Mr. Imai serves as an outside director of Japan Securities Finance Co., Ltd. Japan Securities Finance was subject to an order to improve certain management practices from the Financial Services Agency on December 14, 2007 regarding unfair coordination in bidding for securities lending in its lending transactions. Mr. Imai has made statements at Board of Directors meetings of Japan Securities Finance based on his extensive managerial experience and specialized knowledge and has emphasized the importance of legal compliance. Following this incident, Mr. Imai fulfilled his responsibilities by carefully ascertaining the facts from executive directors of Japan Securities Finance, proposing effective improvement measures, overseeing the status of implementation of those measures, and confirming that countermeasures had been implemented to prevent reoccurrences.

4.	The Company and the candidates for outside directors have concluded agreements pursuant to Article 427, Paragraph 1 of the Corporation Law limiting liability for damages under Article 423, Paragraph 1 of that law so that they can adequately perform their expected roles as outside directors. The limitation of liability for damages under these agreements is equivalent to the amount permitted by law. If the two candidates are elected, the Company plans to keep these agreements in force.

•	Fourth Item Election of three Corporate Auditors

The Company is seeking approval for the election of a total of three Corporate Auditors to replace Johji Fukada, Yasuchika Negoro and Masamichi Tanabe who will resign at the conclusion of this Ordinary General Meeting of Shareholders. The Board of Corporate Auditors supports this proposal.

Candidates for Corporate Auditors are as follows:

Candidate No.	Name (Date of birth)	Resume and representation of other companies		Number of shares of the Company held

1.	Toshiro Morota (January 9, 1946)	April 1968	Joined the Board of Audit of Japan	3.02 shares
		December 1999	Director General of 5th BUREAU of the Board of Audit of Japan

		December 2000	Deputy Secretary General of the Board of Audit of Japan (retired on June 30, 2001)

		July 2001	Executive Secretary of Urban Development Corporation (retired on June 30, 2004)

		July 2004	Executive Secretary of Housing Administration Association (scheduled to retire on June 20, 2008)

		April 2005	Member of Bidding Supervisory Board of Ministry of Land, Infrastructure, Transport and Tourism (scheduled to retire on June 20, 2008)

2.	Shunsuke Amiya (June 12, 1946)	April 1970	Joined Nippon Telegraph and Telephone Public Corporation	9.10 shares
		July 1998	Vice President and Executive Manager of NTT-Long Distance and Global Organizational Office of the Company

		January 1999	Vice President and Executive Manager of Corporate Planning Department, Executive Manager of Personnel Department, General Manager of Training center of NTT-Long Distance and Global Provisional Headquarters of the Company

		July 1999	Senior Vice President and Executive Manager of Corporate Planning Department, Executive Manager of Personnel Department, General Manager of Training center of NTT Communications Corporation

		June 2002	Executive Vice President of Solution Business Division of NTT Communications Corporation

		June 2004	Senior Executive Vice President and General Manager of Information Technologies Sales and Marketing Headquarters of NTT Comware Corporation

		April 2006	Senior Executive Vice President and General Manager of Enterprise Solutions Division of NTT Comware Corporation (scheduled to retire on June 19, 2008)

3.	Toru Motobayashi (January 5, 1938)	April 1963	Registered as a Lawyer (Tokyo Bar Association)	8.16 shares
		July 1971	Partner of Mori, Hamada & Matsumoto (former Mori Sogo) (retired on March 31, 2008)

		April 1995	Chairman of Tokyo Bar Association (retired on March 31, 1996)

		April 2002	Chairman of Japan Federation of Bar Associations (retired on March 31, 2004)

		May 2002	Comissioner of Commercial Law Center, Inc. (present post)

		June 2006	Director of Hitachi Ltd. (present post)

		April 2008	Partner of Ihara and Motobayashi (present post)

Notes:

1.	Mr. Toshiro Morota and Mr. Toru Motobayashi are candidates for outside corporate auditor.

The reasons for selecting Mr. Toshiro Morota as a candidate for outside corporate auditor are that he worked for the Board of Audit of Japan for many years and the Company expects to benefit from his auditing expertise and insights gained from his professional experience.

The reasons for selecting Mr. Toru Motobayashi as a candidate for outside corporate auditor are that he worked in the legal field for many years and the Company expects to benefit from his auditing expertise and insights gained from his professional experience.

Neither Mr. Morota nor Mr. Motobayashi has participated in corporate management, but for the reasons given above, the Company believes that they can appropriately perform their duties as outside corporate auditors.

2.	Mr. Toru Motobayashi has received compensation from the Company and from designated related parties in the past two years in his capacity as a lawyer.

3.	Mr. Toru Motobayashi serves as director of Hitachi, Ltd. Hitachi was ordered to pay a fine by the Fair Trade Commission on September 8, 2006 for conduct in violation of the Antimonopoly Act with regard to bidding on ventilation equipment for Shuto Highway Shinjuku Line construction ordered in 2004. On April 16, 2008, the Fair Trade Commission also found that Hitachi engaged in conduct in violation of the Antimonopoly Act between April 1999 and July 2003 with respect to bidding on water and sewer line pump facility construction work performed by the Tokyo Metropolitan Government. Mr. Motobayashi was not a Hitachi director at the time the facts giving rise to these incidents occurred, but after they were discovered, he fulfilled his responsibilities by ensuring that remedial measures to prevent reoccurrence were implemented, including the imposition of appropriate dispositions.

4.	If the two candidates are elected as outside corporate auditors, the Company plans to conclude agreements with them pursuant to Article 427, Paragraph 1 of the Companies Law limiting liability for damages under Article 423, Paragraph 1 of that law so that they can adequately perform their expected roles as outside corporate auditors. The limitation of liability for damages under these agreements will be equivalent to the amount permitted by law.

[For reference]

1.	The following are outlines of the financial statements for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

(1) Outline figures for Nippon Telegraph and Telephone East Corporation

CONDENSED BALANCE SHEET

(at March 31, 2008)

(billions of yen)
ASSETS	3,752.7

FIXED ASSETS	3,240.4
Fixed assets – telecommunications business	2,944.2
Property, plant and equipment	2,840.3
Machinery and equipment	481.9
Local line facilities	752.0
Engineering facilities	673.7
Buildings	540.2
Land	198.5
Others	193.7
Intangible fixed assets	103.9
Investments and other assets	296.1
Deferred income taxes	225.0
Others	73.5
Allowance for doubtful accounts	(2.4)
CURRENT ASSETS	512.2
Cash and bank deposits	132.9
Accounts receivable, trade	305.4
Supplies	35.4
Other current assets	40.6
Allowance for doubtful accounts	(2.3)

Total assets	3,752.7

LIABILITIES	1,702.0

LONG-TERM LIABILITIES	945.1
Long-term borrowings from parent company	605.1
Liability for employees’ retirement benefits	318.9
Other long-term liabilities	21.1
CURRENT LIABILITIES	756.8
Current portion of long-term borrowings from parent company	162.4
Accounts payable, trade	113.7
Accounts payable, other	254.9
Other current liabilities	225.6

SHAREHOLDERS’ EQUITY	2,050.6

COMMON STOCK	335.0
ADDITIONAL PAID-IN CAPITAL	1,499.7
EARNED SURPLUS	215.4
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	0.5

Total liabilities and shareholders’ equity	3,752.7

CONDENSED STATEMENT OF INCOME

(from April 1, 2007 to March 31, 2008)

(billions of yen)
Telecommunications businesses
Operating revenues	1,868.9
Operating expenses	1,827.2
Operating income from telecommunications businesses	41.6
Supplementary businesses
Operating revenues	133.8
Operating expenses	130.4
Operating income from supplementary businesses	3.3
Operating income	44.9
Non-operating revenues	66.1
Non-operating expenses	43.7
Recurring profit	67.4
Special profits	178.5
Special losses	78.3
Income before income taxes	167.6
Corporation, inhabitant and enterprise taxes	13.7
Deferred tax expenses (benefits)	57.0
Net income	96.8

(2) Outline figures for Nippon Telegraph and Telephone West Corporation

CONDENSED BALANCE SHEET

(at March 31, 2008)

(billions of yen)
ASSETS	3,614.9

FIXED ASSETS	3,082.4
Fixed assets - telecommunications business	2,863.3
Property, plant and equipment	2,755.5
Machinery and equipment	509.3
Local line facilities	828.4
Engineering facilities	605.4
Buildings	479.1
Land	177.5
Others	155.6
Intangible fixed assets	107.7
Investments and other assets	219.1
Deferred income taxes	154.4
Others	66.1
Allowance for doubtful accounts	(1.4)
CURRENT ASSETS	532.5
Cash and bank deposits	135.9
Accounts receivable, trade	303.4
Accounts receivable, other	38.5
Other current assets	56.8
Allowance for doubtful accounts	(2.2)

Total assets	3,614.9

LIABILITIES	2,133.9

LONG-TERM LIABILITIES	1,428.8
Long-term borrowings from parent company	1,021.0
Liability for employees’ retirement benefits	341.1
Other long-term liabilities	66.6
CURRENT LIABILITIES	705.0
Current portion of long-term borrowings from parent company	177.7
Accounts payable, trade	101.5
Accounts payable, other	235.7
Other current liabilities	190.0

SHAREHOLDERS’ EQUITY	1,480.9

COMMON STOCK	312.0
ADDITIONAL PAID-IN CAPITAL	1,170.0
EARNED SURPLUS	(1.7)
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	0.6

Total liabilities and shareholders’ equity	3,614.9

CONDENSED STATEMENT OF INCOME

(from April 1, 2007 to March 31, 2008)

(billions of yen)
Telecommunications businesses
Operating revenues	1,735.6
Operating expenses	1,719.1
Operating income from telecommunications businesses	16.5
Supplementary businesses
Operating revenues	165.5
Operating expenses	168.1
Operating income (losses) from supplementary businesses	(2.5)
Operating income	13.9
Non-operating revenues	59.4
Non-operating expenses	48.5
Recurring profit	24.8
Special profits	156.7
Special losses	111.7
Income before income taxes	69.9
Corporation, inhabitant, and enterprise taxes	(15.7)
Deferred tax expenses (benefits)	123.4
Net loss	37.7

(3) Outline figures for NTT Communications Corporation

CONDENSED BALANCE SHEET

(at March 31, 2008)

(billions of yen)
ASSETS	1,302.1

FIXED ASSETS	985.8
Fixed assets - telecommunications business	567.8
Property, plant and equipment	456.6
Machinery and equipment	139.9
Engineering facilities	62.0
Buildings	125.3
Tools and fixtures	31.3
Land	43.9
Others	53.9
Intangible fixed assets	111.1
Investments and other assets	418.0
Investments securities	144.2
Others	274.3
Allowance for doubtful accounts	(0.5)
CURRENT ASSETS	316.2
Cash and bank deposits	48.8
Accounts receivable, trade	200.4
Short-term loans receivable	24.2
Other current assets	44.8
Allowance for doubtful accounts	(2.0)

Total assets	1,302.1

LIABILITIES	764.1

LONG-TERM LIABILITIES	406.3
Long-term borrowings from parent company	310.8
Other long-term liabilities	95.5
CURRENT LIABILITIES	357.8
Current portion of long-term borrowings from parent company	103.9
Accounts payable, trade	51.3
Accounts payable, other	160.5
Other current liabilities	41.9

SHAREHOLDERS’ EQUITY	537.9

COMMON STOCK	211.7
ADDITIONAL PAID-IN CAPITAL	131.6
EARNED SURPLUS	139.2
NET UNREALIZED GAINS (LOSSES) ON SECURITIES	55.2

Total liabilities and shareholders’ equity	1,302.1

CONDENSED STATEMENT OF INCOME

(from April 1, 2007 to March 31, 2008)

(billions of yen)
Telecommunications businesses
Operating revenues	972.3
Operating expenses	877.8
Operating income from telecommunications businesses	94.5
Supplementary businesses
Operating revenues	182.1
Operating expenses	171.9
Operating income from supplementary businesses	10.2
Operating income	104.7
Non-operating revenues	35.1
Non-operating expenses	27.8
Recurring profit	112.0
Special profits	12.0
Special losses	30.4
Income before income taxes	93.6
Corporation, inhabitant, and enterprise taxes	(8.4)
Deferred tax expenses (benefits)	39.3
Net income	62.7

2. Major Facilities Completed During the Fiscal Year

Company	Item	Completed Facility

Nippon Telegraph and Telephone East Corporation	FLET’S HIKARI	1,564,000 subscribers
	Subscriber optical cable	59,100 km

Nippon Telegraph and Telephone West Corporation	FLET’S HIKARI	1,138,000 subscribers
	Subscriber optical cable	13,500 km

3.	The following is an outline of R&D expenditures for Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation.

Company	Amounts
Nippon Telegraph and Telephone East Corporation	67.3 billion yen
Nippon Telegraph and Telephone West Corporation	60.5 billion yen
NTT Communications Corporation	16.1 billion yen

Differences in Corporate Governance from Practices Required of U.S. Domestic Companies by the NYSE

The NYSE has adopted amendments to its corporate governance listing standards for U.S. domestic issuers concerning the role of independent directors, committees under the board of directors, corporate governance guidelines, codes of business conduct and ethics, shareholder approval of equity compensation plans and annual certification by principal executive officers. NTT follows corporate governance practices that are different from those required for U.S. domestic listed companies in the following respects:

•

Boards of directors of U.S. domestic listed companies must have a majority of independent directors, non-management directors of U.S. domestic listed companies must meet at regularly scheduled executive sessions without management and U.S. domestic listed companies must have nominating/corporate governance and compensation committees composed entirely of independent directors. There are no such requirements under Japanese law.

•

U.S. domestic listed companies must have an audit committee with a minimum of three members each of whom must be independent and financially literate in accordance with Rule 10A-3 under the Exchange Act and NYSE rules. NTT maintains a board of audit under home country practice as described above.

•

U.S. domestic listed company audit committees must also (1) discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies and (2) set clear hiring policies for past and present employees of the independent auditors. There is no such requirement for Japanese boards of audit.

•

U.S. domestic listed companies must adopt and disclose corporate governance guidelines discussing specified subjects, such as director qualifications and responsibilities, responsibilities of key board committees, director compensation, and director training and continuing education. Japanese law requires NTT’s board of directors to adopt a corporate framework necessary to secure the proper operation of NTT’s business. The requirements of such framework differ from the corporate governance guidelines applicable to U.S. listed companies. While NTT is not required to adopt the corporate governance guidelines required under U.S. law, some of these matters are stipulated by the Corporation Law or NTT’s internal company rules.

•

U.S. domestic listed companies must adopt a code of business conduct and ethics for directors, officers and employees covering specified subjects and promptly disclose waivers of the code. While there is no such obligation under Japanese law, NTT has adopted a code of ethics covering all its officers and employees applying principles that are generally consistent with those applicable to U.S. domestic companies, and such principles are part of the above-mentioned corporate framework.

•

U.S. domestic listed companies must obtain shareholder approval with respect to any equity compensation plan for any employee, director or service provider for compensation for services. U.S. domestic listed companies must also obtain shareholder approval (subject to certain exceptions) prior to the issuance of common stock or securities convertible into or exercisable for common stock (1) to a director, an officer, a substantial security holder or a party related to any of them if the number of shares of common stock which are to be issued or are issuable upon conversion exceeds 1% of the number of shares of common stock or voting power outstanding before the issuance, (2) in any transaction or series of transactions, if the voting power of the common stock is equal to or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock is equal to or exceeds 20% of the number of shares outstanding before the issuance, and (3) that will result in a change of control of the issuer. NTT follows Japanese law which requires shareholder approval by a special resolution for the issuance of stocks, bonds with stock acquisition rights or stock acquisition rights under “specially favorable” conditions.

Exercising your voting rights via the Internet, etc.

(The website for voting electronically is readable in Japanese only and not available for ADR Holders)

[Voting Procedure via the Internet]

1)	To exercise voting rights, please log in to the following Internet website designated by the Company: http://www.web54.net

2)	You will be prompted to enter your assigned voting exercise code and a password, which are provided in the enclosed voting exercise form.

3)	Please change the password to a new password and then follow the on-screen instructions.

When you exercise your voting rights via the Internet, please be aware of the following:

•	Basic matters

1.	Exercising your voting rights via the Internet is only available by accessing the designated website (http://www.web54.net). Institutional investors can exercise voting rights by accessing the Electronic Voting Platform (the Tokyo Stock Exchange Platform).

2.	You may place your vote via the Internet at any time until the close of business (5:30 PM) on Tuesday, June 24, 2008.

3.	If you place your vote via the Internet multiple times, only your last vote will be treated as valid.

4.	If you exercise your vote by mail and also place your vote via the Internet, whichever we receive last will be treated as valid. If we receive both on the same day, we will treat only your vote placed via the Internet as valid.

5.	The costs of using the Internet website to exercise your voting rights, such as the connection fees of internet service providers and applicable communications fees (such as call charges), will be borne by the shareholder.

•	Handling your password

1.	When you connect to the designated website for the exercise of voting rights via the Internet the first time, please enter your assigned password and select a new password. Your chosen password is required to verify that the person exercising voting rights is a shareholder. Please safeguard your password in the same manner as your registered seal. If you enter a wrong password several times, your access to the website will be barred. When it occurs, please follow the instructions on the screen.

2.	Your initial password and your chosen password will only be valid for the upcoming general meeting of shareholders (i.e., a new password will be issued for the next general meeting of shareholders).

•	System and Software Requirements

1.	When using a personal computer

1)	Internet access.

2)	800 x 600 minimum screen resolution (SVGA)

3)	Software applications:

Microsoft®Internet Explorer Version 5.01 Service Pack 2 (or higher) (cookie has been validly set up) Adobe®Acrobat®ReaderTM Ver. 4.0 (or higher) or Adobe®Reader®Ver. 6.0 (or higher) (this is required if you would like to refer to the shareholders’ meeting-related documents and matters to be resolved at the meeting.)

(Microsoft® and Internet Explorer are the trademarks, registered trademarks or product names of Microsoft Corporation in the United States and other countries, and Adobe®, Acrobat®Reader™ and Adobe®Reader® are those of Adobe Systems Incorporated.)

2.	When using a mobile phone or an L-mode compatible communications device

1)	The following services are available. Use the URL (http://www.web54.net) to get direct access.
•i-mode, •EZweb, •Yahoo! Keitai, •L-mode

The above are either trademarks or registered trademarks of the companies in parentheses: i-mode (NTT DoCoMo, Inc.), EZweb (KDDI Corporation), Yahoo! (Yahoo! Inc., USA), Yahoo! Keitai (SOFTBANK MOBILE Corporation), L-mode (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation).

2)	Device should have SSL communications function enabling encryption

* Please contact the Securities Agent Web Support Hotline regarding compatible devices.

If you have questions about the use of a personal computer, mobile phone or an L-mode-compatible communications device for exercising your vote via the Internet, please contact:

Chuo Mitsui, Securities Agent Web Support Hotline 0120-65-2031 (Toll Free) (Mon. to Fri. 9:00 to 21:00)

Our domestic institutional investors may use the electronic voting platform (known as the Tokyo Stock Exchange Platform) in order to exercise their voting rights in connection with general meetings of shareholders.

END

The Location

of the

23rd Ordinary General Meeting of Shareholders

International Convention Center PAMIR

Grand Prince Hotel New Takanawa

13-1, Takanawa 3-chome, Minato-ku, Tokyo